                                                              RULE NO. 424(b)(5)
                                                       REGISTRATION NO.:33-62405

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 29, 1995)

                                                                LOGO SUNAMERICA

                               4,000,000 SHARES

                                SUNAMERICA INC.

                            $3.10 DEPOSITARY SHARES
                 EACH REPRESENTING ONE-FIFTIETH OF A SHARE OF
        SERIES E MANDATORY CONVERSION PREMIUM DIVIDEND PREFERRED STOCK
         (SUBJECT TO MANDATORY CONVERSION INTO SHARES OF COMMON STOCK)

                                ---------------

  Each of the $3.10 Depositary Shares (the "Depositary Shares") represents ownership of one-fiftieth of a share of Series E Mandatory Conversion Premium Dividend Preferred Stock (each a "Series E Share") of SunAmerica Inc., a Maryland corporation (the "Company"), to be deposited with the Depositary (as defined herein), and entitles the owner to all of the proportionate rights, preferences and privileges of the Series E Shares represented thereby.
  The annual dividend payable with respect to each Depositary Share is $3.10 (based on the annual dividend for each Series E Share of $155.00) and the liquidation preference applicable to each Depositary Share (based on the liquidation preference of each Series E Share) is equal to the sum of (i) the per Depositary Share price to public shown below and (ii) the amount of accrued and unpaid dividends payable with respect to such Depositary Share. Dividends are cumulative and are payable quarterly in arrears on the fifteenth day of each March, June, September and December, commencing December 15, 1995. The Depositary Shares are designed to provide investors with a higher dividend than the dividend currently paid on the Common Stock, par value $1 per share (the "Common Stock"), of the Company. However, the annual dividend per share of Common Stock may be increased or decreased at the discretion of the Board of Directors of the Company.
  On November 1, 1998 (the "Mandatory Conversion Date"), each of the outstanding Depositary Shares will convert (upon the automatic conversion of the Series E Shares) into (i) one share of Common Stock, subject to adjustment in certain events, and (ii) the right to receive an amount equal to all accrued and unpaid dividends payable with respect to such Depositary Share. Automatic conversion of the outstanding Depositary Shares (and the Series E Shares) will also occur upon certain mergers or consolidations of the Company, as more fully described herein.
  At any time or from time to time prior to the Mandatory Conversion Date, the Company may call the outstanding Depositary Shares (by calling the Series E Shares) for redemption, in whole or in part, at a price per Depositary Share equal to the sum of (i) an amount initially equal to $81.00, declining by $.006111 on each day following the date of issue to $74.767 on September 1, 1998, and equal to $74.40 thereafter, and (ii) 50% of the excess, if any, of
(a) the Current Market Price (as defined herein) of the Common Stock on the second trading day preceding the Notice Date (as defined herein) relating to such redemption multiplied by the Common Equivalent Rate (as defined herein) then in effect for Depositary Shares, over (b) $74.40, payable in shares of Common Stock having an aggregate Current Market Price equal to such sum (the "Call Price"), plus an amount in cash (subject to the Company's option to deliver Common Stock as described herein) equal to all accrued and unpaid dividends payable with respect to such Depositary Share. For a description of the terms of the Series E Shares and the Depositary Shares, see "Description of the Series E Shares and the Depositary Shares."
  The opportunity for equity appreciation afforded by an investment in the Depositary Shares is less than that afforded by an investment in the Common Stock because the Company may, at its option, call the Depositary Shares (by calling the Series E Shares) at any time prior to the Mandatory Conversion Date at the Call Price plus accrued and unpaid dividends. Although not obligated to do so, the Company may be expected to call the Depositary Shares prior to the Mandatory Conversion Date if the Current Market Price of the Common Stock exceeds such Call Price, in which event owners of Depositary Shares will receive less than one share of Common Stock for each Depositary Share. Because the price of the Common Stock is subject to market fluctuations, the value of the Common Stock received by an owner of Depositary Shares upon mandatory conversion of the Depositary Shares (and the Series E Shares) may be more or less than the amount paid for the Depositary Shares offered hereby. Depositary Shares are not convertible into Common Stock at the option of holders thereof. The Company may amend the Depositary Receipts and the Deposit Agreement in certain circumstances. See "Description of the Series E Shares and the Depositary Shares--Depositary Shares--Amendment and Termination of the Deposit Agreement."
  The Depositary Shares have been approved for listing on the New York Stock Exchange, Inc. (the "NYSE") under the symbol SAIPRE, subject to official notice of issuance. The Common Stock is listed on the NYSE under the symbol SAI. The closing sale price of the Common Stock on the NYSE on October 26, 1995 was $62 per share.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT
      OR THE PROSPECTUS  TO WHICH IT RELATES. ANY  REPRESENTATION TO THE
       CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                            PRICE TO   UNDERWRITING PROCEEDS TO
                                             PUBLIC    DISCOUNT(1)   COMPANY(2)
--------------------------------------------------------------------------------
Per Depositary Share....................     $62.00       $1.705      $60.295
--------------------------------------------------------------------------------
Total(3)................................  $248,000,000  $6,820,000  $241,180,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $300,000.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 600,000 Depositary Shares, on the same terms as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $285,200,000, $7,843,000 and $277,357,000, respectively.
    See "Underwriting."
                                ---------------

  The Depositary Shares are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the receipts for the Depositary Shares will be made in New York, New York on or about November 1, 1995.

                                ---------------
MERRILL LYNCH & CO.
                             MORGAN STANLEY & CO.
                                 INCORPORATED
                                                           GOLDMAN, SACHS & CO.

                                ---------------

          The date of this Prospectus Supplement is October 26, 1995.

  FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE DEPOSITARY SHARES OFFERED HEREBY, THE COMMON STOCK AND THE SERIES D DEPOSITARY SHARES (AS DEFINED HEREIN), OR ANY OF SUCH SECURITIES, AT A LEVEL ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED WITH RESPECT TO THE DEPOSITARY SHARES OFFERED HEREBY OR THE SERIES D DEPOSITARY SHARES ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE, AND WITH RESPECT TO THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified by the detailed information and financial statements included elsewhere or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. Certain terms used in this summary are defined elsewhere in this Prospectus Supplement or the accompanying Prospectus.

                                  THE COMPANY

  The Company is a diversified financial services company specializing in retirement savings products and services. At June 30, 1995, the Company held $27 billion of assets throughout its businesses, including $16.20 billion of assets on its balance sheet, $2.08 billion of assets managed in mutual funds and private accounts and $8.76 billion of assets under custody in retirement trust accounts. Together, the Company's life insurance companies rank among the largest U.S. issuers of annuities. Complementing these annuity operations are the Company's asset management operations; its two broker-dealers, which the Company believes, based on industry data, represent the largest network of independent registered representatives in the nation; and its trust company, which provides administrative and custodial services to qualified retirement plans. Through these subsidiaries, the Company specializes in the sale of tax-deferred long-term savings products and investments to the expanding preretirement savings market. The Company markets fixed annuities and fee-generating variable annuities, mutual funds and trust services, as well as guaranteed investment contracts. The Company's products are distributed through a broad spectrum of financial services distribution channels, including independent registered representatives of the Company's broker-dealer subsidiaries and unaffiliated broker-dealers, independent general insurance agents and financial institutions.

  The principal executive offices of the Company are located at 1 SunAmerica Center, Los Angeles, California 90067-6022, telephone number (310) 772-6000.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

  For its fiscal year ended September 30, 1995, SunAmerica reported net income of $194.2 million or $4.26 per share, up 19.0% on a per share basis from $165.3 million or $3.58 per share in fiscal 1994 (before the cumulative effect of a change in accounting for income taxes of $33.5 million or $.81 per share). The foregoing per share data does not give effect to the Stock Split to be effected if the Proposed Charter Amendment referred to below is approved by the shareholders of the Company.

  Net investment income for the fiscal year ended September 30, 1995 increased by 24.1% and fee income increased by 18.9% as compared to the year earlier. The increases in investment spread and fee income were partially offset by a 25.5% increase in general and administrative expenses, primarily reflecting the expenses of the recently acquired Imperial Premium Finance, Inc. ("Imperial") and $9.0 million of expense for the Company's recently launched advertising campaign.

  Net investment income for fiscal 1995 rose to $365.6 million from $294.5 million in fiscal 1994. The spread on average invested assets was 3.69%, up from 3.30% a year ago. Fee income rose to $179.3 million, up from $150.7 million in fiscal 1994. Included in fiscal 1995 was $19.8 million of loan servicing fees resulting from the recent acquisition of Imperial.

  Sales of financial services products rose to $3.42 billion in fiscal 1995 from $2.37 billion in fiscal 1994, primarily as a result of a $526.8 million increase in annuity premiums and a 70% increase in premiums from guaranteed investment contracts.

PENDING ACQUISITION

  On September 20, 1995, the Company's wholly owned subsidiary, Anchor National Life Insurance Company, signed a definitive agreement pursuant to which it or an affiliate will acquire CalFarm Life Insurance Company ("CalFarm Life") from its parent, Zenith National Insurance Corp., for approximately $120 million in cash. Completion of the acquisition, expected by year-end 1995, is subject to receipt of normal regulatory approvals and other customary terms and conditions. CalFarm Life is headquartered in Sacramento, California and currently markets a range of life and health insurance and annuity products, specializing in the qualified 403(b) market for teachers and other non-profit organizations. At June 30, 1995, CalFarm Life had approximately $739 million in annuity and life reserves, and approximately $2.8 billion of life insurance in force. Under terms of the agreement, Zenith National will retain CalFarm Life's health insurance business.

PROPOSED CHARTER AMENDMENT

  On September 11, 1995, the Company's Board of Directors approved for submission to shareholder vote an amendment to the Articles of Incorporation (the "Proposed Charter Amendment") to increase the Company's authorized capital from (i) 50,000,000 to 175,000,000 shares of Common Stock and (ii) 15,000,000 to 25,000,000 shares of Nontransferable Class B Stock. The Company has scheduled a special shareholders' meeting on October 30, 1995 (for shareholders of record on September 21, 1995) for consideration of the Proposed Charter Amendment. On September 11, 1995, the Board of Directors also approved a three-for-two stock split (the "Stock Split"), to be effected in the form of a stock dividend, of its outstanding Common Stock and Nontransferable Class B Stock, contingent upon shareholder approval of the Proposed Charter Amendment. In the event the Stock Split is effected, the stock dividend will be paid on November 10, 1995 to holders of record of such securities on November 1, 1995. The Company currently plans to maintain its quarterly dividend rate of $.15 per share of Common Stock, which would effectively be a 50% increase after the Stock Split, if effected; however, dividends per share of Common Stock may be increased or decreased at the discretion of the Board of Directors of the Company.

                                  THE OFFERING

  Each Depositary Share represents ownership of one-fiftieth of a Series E Share to be deposited with The Bank of New York, as depositary (the "Depositary"), and entitles the owner to all of the proportionate rights, preferences and privileges of the Series E Shares represented thereby (including the dividend, voting, liquidation and other rights thereof). The Series E Shares are shares of Preferred Stock and rank prior to the Company's Common Stock and Nontransferable Class B Stock. The Series E Shares will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company with the Series B Preferred Shares, the Series C Preferred Shares and the Series D Preferred Shares. See "Description of the Series E Shares and the Depositary Shares." The Depositary Shares convert automatically into shares of Common Stock (upon the automatic conversion of the Series E Shares) on the Mandatory Conversion Date or in the event of certain mergers or consolidations of, or statutory share exchanges involving, the Company. In addition, the Company has the option to call the Depositary Shares (by calling the Series E Shares) for redemption, in whole or in part, at any time or from time to time prior to the Mandatory Conversion Date, at the Call Price as set forth herein payable in shares of Common Stock, plus an amount in cash (subject to the Company's option to deliver Common Stock as described below) equal to all accrued and unpaid dividends payable with respect to such Depositary Shares.

  The Depositary Shares are designed to provide investors with a higher dividend than the dividend currently paid on the Common Stock. The annual dividend payable with respect to each Depositary Share will be $3.10, which is $2.20 greater than the annual dividend per share of Common Stock (as adjusted to reflect an effective 50% increase in the current annual dividend rate per share before giving effect to the Stock Split) of $.90. The annual dividend per share of Common Stock may be increased or decreased at the discretion of the Board of Directors of the Company. The payment of future dividends on the Common Stock and the amount thereof will depend on business conditions, earnings and financial requirements of the Company and other relevant factors.

  The opportunity for equity appreciation afforded by an investment in the Depositary Shares is less than that afforded by an investment in the Common Stock because the Company may, at its option, call the Depositary Shares (by calling the Series E Shares) at any time prior to the Mandatory Conversion Date at the Call Price as set forth herein plus accrued and unpaid dividends. If the Depositary Shares are not called for redemption prior to the Mandatory Conversion Date, the owners of Depositary Shares will receive one share of Common Stock for each Depositary Share (subject to adjustment for stock splits and other events as more fully described herein, including the Stock Split described herein to be effected if the Proposed Charter Amendment is approved by the shareholders of the Company). Although not obligated to do so, the Company may be expected to call the Depositary Shares (by calling the Series E Shares) prior to the Mandatory Conversion Date if the Current Market Price of the Common Stock exceeds the Call Price for the Depositary Shares, in which event owners of Depositary Shares will receive less than one share of Common Stock for each Depositary Share. Depositary Shares are not convertible into Common Stock at the option of holders thereof. A recent closing sale price of the Common Stock on the NYSE is set forth on the cover page of this Prospectus Supplement.

DIVIDENDS

  The owners of Depositary Shares are entitled to receive (when and as the Board of Directors declares a dividend on the Series E Shares) cumulative preferential cash dividends from the date of issue, accruing at the rate per share of $3.10 per annum or $.775 per quarter for each of the Depositary Shares, payable quarterly in arrears on the fifteenth day of each March, June, September and December or, if any such date is not a business day, on the next succeeding business day. The first dividend payment will be for the period from the date of issue (on or about November 1, 1995) to and including December 14, 1995 and will be paid on December 15, 1995. Dividends will cease to accrue in respect of the Depositary Shares on the Mandatory Conversion Date or on the date of their earlier redemption or automatic conversion. Accumulated unpaid dividends will not bear interest. See "Description of the Series E Shares and the Depositary Shares--Series E Shares--Dividends."

MANDATORY CONVERSION

  On the Mandatory Conversion Date, each outstanding Depositary Share will convert automatically (upon the automatic conversion of the Series E Shares) into one share of Common Stock (subject to adjustment in the event of certain stock dividends or distributions, subdivisions, splits, combinations, reclassifications, issuances of certain rights or warrants or distributions of certain assets with respect to the Common Stock), and an amount in cash (subject to the Company's option to deliver Common Stock as described below) equal to all accrued and unpaid dividends payable with respect to such Depositary Share. At the option of the Company, it may deliver Common Stock in respect of all or a portion of the amount of accrued and unpaid dividends in lieu of cash, the number of shares of Common Stock to be delivered in respect of such accrued and unpaid dividends to be determined by dividing the amount of accrued and unpaid dividends that the Company has elected to pay in Common Stock by the Current Market Price (as defined herein) of the Common Stock determined on the second trading day immediately preceding the Mandatory Conversion Date. Because the price of the Common Stock is subject to market fluctuations, the value of any Common Stock received by an owner of Depositary Shares in respect of such accrued and unpaid dividends may be more or less than the amount of such accrued and unpaid dividends. If the Proposed Charter Amendment is approved by the shareholders of the Company, the Stock Split will be effected and, as a result, the number of shares of Common Stock issuable on the Mandatory Conversion Date will be adjusted so that on such date, each outstanding Depositary Share will convert automatically (upon the automatic conversion of the Series E Shares) into 1.5 shares of Common Stock (subject to further adjustment as described herein) and an amount in cash (subject to the Company's option to deliver Common Stock as described above) equal to all accrued and unpaid dividends payable with respect to such Depositary Share. The Company has the right to call a portion or all of the outstanding Depositary Shares (by calling the Series E Shares) prior to the Mandatory Conversion Date as described below. See "Description of the Series E Shares and the Depositary Shares--Series E Shares--Right to Call Series E Shares."

  Immediately prior to the effectiveness of a merger or consolidation of, or statutory share exchange involving, the Company that results in the conversion or exchange of the Common Stock into, or the right to receive, other securities or other property, each outstanding Depositary Share will convert (upon the automatic conversion of the Series E Shares) into (i) one share of Common Stock, subject to the adjustments described herein, plus
(ii) the right to receive an amount in cash equal to the accrued and unpaid dividends payable with respect to such Depositary Share to but excluding the effective date of such merger or consolidation or statutory share exchange, plus (iii) an amount in cash initially equal to $6.60 declining by $.006111 on each day following the date of issue (computed on the basis of a 360-day year of twelve 30-day months) to $.367 on September 1, 1998, and equal to zero thereafter, determined with reference to such effective date, unless sooner redeemed. At the option of the Company, it may deliver on such effective date, in lieu of some or all of the cash consideration described in clauses (ii) and
(iii) of the preceding sentence, shares of Common Stock. The number of shares of Common Stock to be delivered in lieu of any cash consideration described in such clauses (ii) and (iii) will be determined by dividing the amount of cash consideration that the Company has elected to deliver in Common Stock by the Current Market Price (as defined herein) of the Common Stock determined as of the second trading day immediately preceding the Notice Date (as defined herein).

  Because the price of the Common Stock is subject to market fluctuations, the value of the Common Stock received by an owner of Depositary Shares upon mandatory conversion of the Depositary Shares (and the Series E Shares) may be more or less than the amount paid for the Depositary Shares offered hereby exclusive of any Common Stock paid for accrued and unpaid dividends payable with respect to the Depositary Shares. See "Description of the Series E Shares and the Depositary Shares--Series E Shares--Mandatory Conversion of Series E Shares."

RIGHT TO CALL FOR REDEMPTION

  At any time or from time to time prior to the Mandatory Conversion Date, the Company may call the outstanding Depositary Shares (by calling the Series E Shares) for redemption, in whole or in part, at the Call Price, which is equal to the sum of (i) an amount initially equal to $81.00, declining by $.006111 on each day following the date of issue to $74.767 on September 1, 1998, and equal to $74.40 thereafter, and (ii) 50% of the excess, if any, of (a) the Current Market Price (as defined herein) of the Common Stock on the second trading day preceding the Notice Date (as defined herein) relating to such redemption multiplied by the Common Equivalent Rate then in effect for Depositary Shares, over (b) $74.40, payable in shares of Common Stock having an aggregate Current Market Price equal to such sum, plus the right to receive an amount in cash (subject to the Company's option to deliver Common Stock as described below) equal to accrued and unpaid dividends payable with respect to such Depositary Shares, to but excluding the date of redemption. At the option of the Company, it may deliver Common Stock in respect of all or a portion of the amount of accrued and unpaid dividends in lieu of cash, the number of shares of Common Stock to be delivered in respect of such accrued and unpaid dividends to be determined by dividing the amount of accrued and unpaid dividends that the Company has elected to pay in Common Stock by the Current Market Price (as defined herein) of the Common Stock determined on the second trading day immediately preceding the redemption date. See "Description of the Series E Shares and the Depositary Shares--Series E Shares--Right to Call Series E Shares."

  The opportunity for equity appreciation afforded by an investment in the Depositary Shares is less than that afforded by an investment in the Common Stock because the Company may, at its option, call the Depositary Shares (by calling the Series E Shares) at any time prior to the Mandatory Conversion Date at the Call Price plus accrued and unpaid dividends. Although not obligated to do so, the Company may be expected to call the Depositary Shares (by calling the Series E Shares) prior to the Mandatory Conversion Date if the Current Market Price for the Common Stock exceeds such Call Price. If the Company elects to call the Depositary Shares, in whole or in part, the equity appreciation, exclusive of accrued and unpaid dividends payable with respect to the Depositary Shares, realized on an investment in the Depositary Shares will, for any owner of Depositary Shares called by the Company, be limited to the excess, if any, of (i) the value of the Common Stock received in payment of such Call Price, over (ii) the price paid by such owner for such Depositary Shares (the initial price being the price to public for each Depositary Share shown on the cover page of this Prospectus Supplement and the price thereafter being subject to market fluctuations). Because the number of shares of Common Stock to be delivered to holders of Depositary Shares in payment of such Call Price will be determined on the basis of the market price of the Common Stock prior to the notice of the call for redemption, the value of the shares of Common Stock on the date of delivery thereof to such holders may be more or less than the Call Price on the applicable redemption date. In addition, because the price of the Common Stock is subject to market fluctuations, the value of any Common Stock received by an owner of Depositary Shares as a result of the Company's election to deliver Common Stock upon a call of the Depositary Shares in respect of such accrued and unpaid dividends may be more or less than the amount of such accrued and unpaid dividends. A recent closing sale price of the Common Stock on the NYSE is set forth on the cover page of this Prospectus Supplement.

LIQUIDATION RIGHTS

  The Series E Shares rank on a parity with the Series B Preferred Shares, the Series C Preferred Shares and the Series D Preferred Shares and rank senior to the Company's Common Stock and Nontransferable Class B Stock upon liquidation. The liquidation preference applicable to each Depositary Share (based on the liquidation preference of the Series E Shares) will be an amount equal to the sum of (i) the price to public for each Depositary Share shown on the cover page of this Prospectus Supplement and (ii) all accrued and unpaid dividends payable with respect to such Depositary Share. See "Description of the Series E Shares and the Depositary Shares--Series E Shares--Liquidation Rights."

VOTING RIGHTS

  Except as required by law, holders of Depositary Shares (based on the voting rights of the Series E Shares) will not be entitled to any voting rights except
(i) with respect to certain amendments to the Company's Articles of Incorporation and (ii) in the event that dividends payable with respect to the Depositary Shares are in arrears in an aggregate amount equivalent to six full quarterly dividends, in which event the holders of Depositary Shares (as a result of their indirect ownership of Series E Shares) shall be entitled to elect, together with the holders of all other outstanding classes of preferred stock ranking on a parity with Series E Shares and entitled to participate in such election, voting as a single class, two directors of the Company's Board of Directors until the default is cured. See "Description of the Series E Shares and the Depositary Shares--Series E Shares--Voting Rights" and "-- Depositary Shares--Voting of Series E Shares."

DEPOSIT AGREEMENT

  The Company may amend the Depositary Receipts and the Deposit Agreement in certain circumstances. See "Description of the Series E Shares and the Depositary Shares--Depositary Shares--Amendment and Termination of the Deposit Agreement."

LISTING

  The Depositary Shares have been approved for listing on the NYSE under the symbol SAIPRE, subject to official notice of issuance.

USE OF PROCEEDS

  The net proceeds from the sale of the Depositary Shares are expected to be used for general corporate purposes, including the acquisition of financial services businesses or assets thereof, investments in portfolio assets and working capital needs. See "Use of Proceeds."

                    COMMON STOCK PRICE RANGES AND DIVIDENDS

  The Common Stock sales price (as quoted on the NYSE Composite Tape) and per share dividend data for each full quarter during fiscal years ended September 30, 1994 and 1995 and for the first fiscal quarter of 1996 through October 26, 1995 are set forth below. The payment of future dividends on the Common Stock and the amounts thereof will depend on business conditions, earnings and financial requirements of the Company and other relevant factors.

  The Company's Common Stock trades under the symbol SAI.

                                                            DIVIDENDS PAID
                                                        -----------------------
                                    COMMON STOCK
                                       PRICES
                                    ----------------    COMMON NONTRANSFERABLE
   FISCAL YEAR                       HIGH      LOW      STOCK  CLASS B STOCK(1)
   -----------                      ------    ------    ------ ----------------
   1994
   First Quarter................... $  46 3/8 $  34 3/8  $.10       $ .09
   Second Quarter..................    41 3/4    34 1/2   .10         .09
   Third Quarter...................    43 7/8    35 1/8   .10         .09
   Fourth Quarter..................    45 7/8    40 3/4   .10         .09
   1995
   First Quarter................... $  41 1/8 $  34 1/2  $.15       $.135
   Second Quarter..................    43 5/8    36 1/8   .15        .135
   Third Quarter...................    53 5/8    42 3/4   .15        .135
   Fourth Quarter..................    62 7/8    50 1/2   .15        .135
   1996
   First Quarter (through October
    26, 1995)...................... $  68 7/8 $   62     $ --       $  --

--------
(1) Holders of Nontransferable Class B Stock are entitled to receive cash dividends equal to 90% of any cash dividends paid to holders of Common Stock. For a description of the other rights of holders of Nontransferable Class B Stock, see "Description of Capital Stock--Common Stock and Class B Stock" in the accompanying Prospectus.

  The Company currently plans to maintain its quarterly dividend rate of $.15 per share of Common Stock, which would effectively be a 50% increase after the Stock Split, if effected; however, dividends per share of Common Stock may be increased or decreased at the discretion of the Board of Directors of the Company.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company at June 30, 1995, and as adjusted to reflect (i) the issuance and sale in October 1995 of 7,400,000 8.35% Trust Originated Preferred SecuritiesSM by SunAmerica Capital Trust II (aggregate liquidation amount of $185 million) and (ii) the sale of the Depositary Shares (assuming no exercise of the Underwriters' overallotment option). See "Use of Proceeds." The table should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                        JUNE 30, 1995
                                                    -------------------------
                                                      ACTUAL      AS ADJUSTED
                                                    ----------    -----------
                                                        (IN THOUSANDS)
Indebtedness (interest rates are as of June 30,
 1995):
Long-term notes and debentures:
  Medium-term notes due 1998 through 2005 (5 3/8%
   to 6 3/4%)...................................... $  147,835    $  147,835
  8 1/8% debentures due April 28, 2023.............    100,000       100,000
  9.95% debentures due February 1, 2012............    100,000       100,000
  9% notes due January 15, 1999....................    125,000       125,000
                                                    ----------    ----------
Total indebtedness.................................    472,835       472,835
                                                    ----------    ----------
Company-obligated mandatorily redeemable preferred
 securities of grantor trusts......................     52,631(1)    237,631(2)
                                                    ----------    ----------
Shareholders' equity:
  Preferred Stock:
    Outstanding Preferred Stock....................    321,642       321,642
    Series E Shares represented by the Depositary
     Shares offered hereby.........................        --        248,000
  Nontransferable Class B Stock....................      6,826         6,826
  Common Stock.....................................     29,398        29,398
  Additional paid-in capital.......................    201,277       201,277
  Retained earnings................................    614,800       614,800
  Net unrealized losses on debt and equity securi-
   ties available for sale.........................     (8,966)       (8,966)
                                                    ----------    ----------
  Total shareholders' equity.......................  1,164,977     1,412,977
                                                    ----------    ----------
Total capitalization............................... $1,690,443    $2,123,443
                                                    ==========    ==========

--------
(1) Represents the Company-obligated mandatorily redeemable preferred securities of SunAmerica Capital Trust I, the sole asset of which is $54.3 million principal amount of 9.95% Junior Subordinated Debentures due 2044 of the Company.
(2) As adjusted also reflects the issuance and sale in October 1995 of Company-obligated mandatorily redeemable preferred securities of SunAmerica Capital Trust II, the sole asset of which is $191.2 million principal amount of 8.35% Junior Subordinated Debentures due 2044 of the Company.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Depositary Shares are estimated to be $240,880,000 ($277,057,000 if the Underwriters exercise in full their option to acquire up to 600,000 additional Depositary Shares) and are expected to be used for general corporate purposes, including the acquisition of financial services businesses or assets thereof, investments in portfolio assets and working capital needs. The Company routinely reviews opportunities to acquire financial services businesses or assets thereof, and believes that currently there are available a number of acquisition opportunities for businesses or assets that would be complementary to its current business. In this connection, the Company has submitted a proposal to acquire the stock of a company engaged in the fixed annuities business with total assets of approximately $3 billion. The acquisition price proposed by the Company is in the range of $150 million to $225 million, payable in cash. The Company has been advised that other persons have submitted acquisition proposals, and there can be no assurance that the Company will be successful in pursuing this acquisition. The Company currently has no commitments or understandings to acquire any specific business or other material assets, other than the acquisition of CalFarm Life (see "Prospectus Supplement Summary--Recent Developments--Pending Acquisition"), and there is no assurance that it will be successful in pursuing any such acquisition opportunities.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  Reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (the "Form 10-K"), which is incorporated by reference herein and which contains the Company's audited consolidated financial statements, including the consolidated income statement for the Company's three fiscal years in the period ended September 30, 1994, consolidated balance sheets as of September 30, 1993 and 1994, and the related notes. Selected unaudited financial information as of and for the nine months ended June 30, 1994 and 1995 should be read in conjunction with the audited consolidated financial statements and related notes contained in the Form 10-K and the unaudited consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, which report is also incorporated by reference herein. Such unaudited information reflects, in the opinion of management, all adjustments, consisting of only normal accruals, necessary for a consistent presentation with the audited financial information. Results of operations for the nine months ended June 30, 1995 may not necessarily be indicative of the results to be expected for the full fiscal year. Per share data set forth below does not give effect to the Stock Split to be effected if the Proposed Charter Amendment is approved by the shareholders of the Company. See "Prospectus Supplement Summary--Recent Developments--Proposed Charter Amendment."

                                                                                 NINE MONTHS ENDED
                                      YEARS ENDED SEPTEMBER 30,                       JUNE 30,
                          -----------------------------------------------------  -------------------
                            1990       1991       1992       1993       1994       1994      1995
                          ---------  ---------  ---------  ---------  ---------  --------  ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Net investment income...  $ 132,947  $ 162,412  $ 219,384  $ 263,791  $ 294,454  $215,691  $ 259,529
Net realized investment
 losses.................    (29,319)   (46,060)   (56,364)   (21,287)   (21,124)  (16,566)   (24,550)
Fee income..............     72,327     92,689    112,831    134,305    150,736   113,104    130,030
General and administra-
 tive expenses..........   (112,860)  (120,475)  (133,058)  (135,790)  (132,743)  (98,155)  (118,582)
Provision for future
 guaranty fund assess-
 ments..................        --         --         --     (22,000)       --        --         --
Amortization of deferred
 acquisition costs......    (27,872)   (40,088)   (48,375)   (51,860)   (66,925)  (48,574)   (59,197)
Other income and ex-
 penses, net............     25,644     24,903     16,673     16,852     15,603    10,734     12,423
                          ---------  ---------  ---------  ---------  ---------  --------  ---------
Pretax income...........     60,867     73,381    111,091    184,011    240,001   176,234    199,653
Income tax expense......    (22,100)   (25,900)   (34,300)   (57,000)   (74,700)  (54,600)   (58,900)
                          ---------  ---------  ---------  ---------  ---------  --------  ---------
INCOME BEFORE CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING FOR INCOME
 TAXES..................     38,767     47,481     76,791    127,011    165,301   121,634    140,753
Cumulative effect of
 change in accounting
 for income taxes.......        --         --         --         --     (33,500)  (33,500)       --
                          ---------  ---------  ---------  ---------  ---------  --------  ---------
NET INCOME..............  $  38,767  $  47,481  $  76,791  $ 127,011  $ 131,801  $ 88,134  $ 140,753
                          =========  =========  =========  =========  =========  ========  =========
EARNINGS PER SHARE:
 INCOME BEFORE CUMULA-
  TIVE EFFECT OF CHANGE
  IN ACCOUNTING FOR IN-
  COME TAXES............  $    1.02  $    1.32  $    1.80  $    2.75  $    3.58  $   2.63  $    3.06
 Cumulative effect of
  change in accounting
  for income taxes......        --         --         --         --        (.81)     (.81)       --
                          ---------  ---------  ---------  ---------  ---------  --------  ---------
 NET INCOME.............  $    1.02  $    1.32  $    1.80  $    2.75  $    2.77  $   1.82  $    3.06
                          =========  =========  =========  =========  =========  ========  =========
CASH DIVIDENDS PER SHARE
 PAID TO COMMON
 SHAREHOLDERS:
 Nontransferable Class B
  Stock.................  $   0.180  $   0.180  $   0.180  $   0.252  $   0.360  $  0.270  $   0.405
 Common Stock...........  $   0.200  $   0.200  $   0.200  $   0.280  $   0.400  $  0.300  $   0.450
                          =========  =========  =========  =========  =========  ========  =========

                                               AT SEPTEMBER 30,                             AT JUNE 30,
                          ----------------------------------------------------------- -----------------------
                             1990        1991        1992        1993        1994        1994        1995
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL POSITION
Investments.............  $ 7,275,401 $ 7,596,275 $ 9,428,266 $10,364,952 $ 9,280,390 $ 9,187,445 $10,472,755
Variable annuity assets.    2,145,196   2,746,685   3,293,343   4,194,970   4,513,093   4,368,102   4,893,894
Deferred acquisition
 costs..................      356,088     392,278     436,209     475,917     581,874     506,978     523,620
Other assets............      301,906     279,007     245,833     231,582     280,868     277,239     305,279
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
TOTAL ASSETS............  $10,078,591 $11,014,245 $13,403,651 $15,267,421 $14,656,225 $14,339,764 $16,195,548
                          =========== =========== =========== =========== =========== =========== ===========
Reserves for fixed
 annuity contracts......  $ 5,523,320 $ 5,359,757 $ 5,143,339 $ 4,934,871 $ 4,519,623 $ 4,560,924 $ 4,887,635
Reserves for guaranteed
 investment contracts...    1,294,338   1,598,963   2,023,048   2,216,104   2,783,522   2,481,110   3,276,686
Trust deposits..........          --          --      367,458     378,986     442,320     441,755     430,868
Variable annuity
 liabilities............    2,145,196   2,746,685   3,293,343   4,194,970   4,513,093   4,368,102   4,893,894
Other payables and
 accrued liabilities....      159,416     344,789   1,372,010   1,828,153     860,763     950,969     879,437
Long-term notes and
 debentures.............          --          --      225,000     380,560     472,835     472,835     472,835
Collateralized mortgage
 obligations and reverse
 repurchase agreements..      368,907     299,343     182,784     112,032      28,662      45,476         --
Other senior
 indebtedness...........       43,503      38,035      25,919      15,119         --          --          --
Subordinated notes......      119,485     117,985         --          --          --          --          --
Deferred income taxes...       40,353      58,779      40,682      96,599      74,319      69,417     136,585
SunAmerica-obligated
 mandatorily redeemable
 preferred securities of
 grantor trust..........          --          --          --          --          --          --       52,631
Shareholders' equity....      384,073     449,909     730,068   1,110,027     961,088     949,176   1,164,977
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY...  $10,078,591 $11,014,245 $13,403,651 $15,267,421 $14,656,225 $14,339,764 $16,195,548
                          =========== =========== =========== =========== =========== =========== ===========
BOOK VALUE PER SHARE....  $      9.98 $     12.24 $     14.54 $     22.64 $     18.90 $     18.62 $     24.94
                          =========== =========== =========== =========== =========== =========== ===========

         DESCRIPTION OF THE SERIES E SHARES AND THE DEPOSITARY SHARES

SERIES E SHARES

  The following is a summary of the material provisions of the Series E Shares. The summary is qualified by reference to the full text of the Company's Articles of Incorporation (as defined below) and the form of Articles Supplementary for the Series E Shares, both of which are filed as exhibits to the Registration Statement of which this Prospectus Supplement forms a part.

  General. Under the Articles of Incorporation of the Company, as amended and restated and including any Articles Supplementary (the "Articles of Incorporation"), the Company has authority to issue 20,000,000 shares of preferred stock, without par value (the "Preferred Stock"). Preferred Stock may be issued from time to time in one or more classes with such full, special, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications and limitations or restrictions thereof, as shall be stated and expressed in the Articles of Incorporation or any amendment thereof or in the resolution or resolutions adopted by the Board of Directors of the Company establishing any class of Preferred Stock. The Board of Directors of the Company has the authority to issue shares of Preferred Stock without further action of the holders of the Series E Shares, the 9 1/4% Preferred Stock, Series B ("Series B Preferred Shares"), the Adjustable Rate Cumulative Preferred Stock, Series C ("Series C Preferred Shares"), the Series D Mandatory Conversion Premium Dividend Preferred Stock ("Series D Preferred Shares"), the Common Stock or the Class B Stock (each as defined below). At July 31, 1995, there were outstanding 3,514,765 Series B Preferred Shares, 486,800 Series C Preferred Shares and 100,050 Series D Preferred Shares.

  The Board of Directors has adopted resolutions authorizing the issuance of Series E Shares out of the Company's authorized and unissued Preferred Stock.

  Ranking. The Series E Shares will rank on a parity, both as to payment of dividends and distribution of assets upon liquidation, with the Company's outstanding Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares.

  Dividends. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to the Series E Shares which may from time to time be issued by the Company, the holders of Series E Shares (and thereby Depositary Shares) are entitled to receive, when, as and if the Board of Directors declares a dividend on the Series E Shares, out of assets legally available for dividends, cumulative preferential cash dividends from the issue date of the Series E Shares, accruing at the rate per Series E Share of $155.00 per annum or $38.75 per quarter (equivalent to $3.10 per annum or $.775 per quarter for each Depositary Share), payable quarterly in arrears on the fifteenth day of each March, June, September and December or, if any such date is not a business day, on the next succeeding business day. The first dividend payment will be for the period from the issue date of the Series E Shares to and including December 14, 1995 and will be paid on December 15, 1995. Dividends will cease to accrue in respect of the Series E Shares on the Mandatory Conversion Date or on the date of their earlier redemption or automatic conversion. Dividends (or cash amounts equal to accrued and unpaid dividends) payable on the Series E Shares for any period shorter than a quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months.

  Dividends on the Series E Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. Accumulated unpaid dividends will not bear interest.

  Certain of the Company's existing obligations prohibit, and future obligations may also prohibit, the Company from paying dividends (including, in some cases, accrued and unpaid dividends upon redemption, conversion or liquidation) on its capital stock in certain circumstances, including without limitation the Company's failure to make required payments under such obligations or the deferral of amounts payable under such obligations in accordance with the terms thereof. The Company is currently in compliance with all such obligations, and accordingly may pay dividends on its capital stock.

  So long as any Series E Shares are outstanding, no dividend (other than a dividend in shares of Common Stock, Class B Stock or any other class of stock of the Company at any time ranking junior as to dividends and assets to the Series E Shares and any other class of outstanding Preferred Stock (collectively, the "Junior Stock")) shall be paid or declared or any other distribution ordered or made upon any Junior Stock, nor shall any sum or sums be set aside for or applied to the purchase or redemption of Series E Shares or any other class of outstanding Preferred Stock or the purchase, redemption or other acquisition for value of any Junior Stock, unless, in each case, full cumulative dividends accumulated on all Series E Shares and all other shares of outstanding Preferred Stock shall have been paid in full. All dividends declared upon the Series E Shares and any other class of outstanding Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Series E Shares and such other class of Preferred Stock shall in all cases bear to each other the same ratio that the respective dividend rights per share of the Series E Shares and such other class of Preferred Stock bear to each other. Holders of Series E Shares shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends as described herein.

  Mandatory Conversion of Series E Shares. On the Mandatory Conversion Date, each outstanding Series E Share will convert automatically into shares of Common Stock at the Common Equivalent Rate (as described below) in effect on the Mandatory Conversion Date and the right to receive an amount in cash (subject to the Company's option to deliver Common Stock as described below) equal to all accrued and unpaid dividends on such Series E Share to and including the Mandatory Conversion Date (the "Mandatory Conversion"), subject to the rights of the Company to call the Series E Shares prior to the Mandatory Conversion Date, as described below. At the option of the Company, it may deliver Common Stock in respect of all or a portion of the amount of accrued and unpaid dividends in lieu of cash, the number of shares of Common Stock to be delivered in respect of such accrued and unpaid dividends to be determined by dividing the amount of accrued and unpaid dividends that the Company has elected to pay in Common Stock by the Current Market Price (as defined below) of the Common Stock determined on the second trading day immediately preceding the Mandatory Conversion Date. Because the price of the Common Stock is subject to market fluctuations, the value of any Common Stock received by an owner of Depositary Shares in respect of such accrued and unpaid dividends may be more or less than the amount of such accrued and unpaid dividends. The Common Equivalent Rate is initially one share of Common Stock for each Depositary Share and fifty shares of Common Stock for each Series E Share. The Common Equivalent Rate is subject to adjustment if the Company shall (i) pay a dividend or make a distribution with respect to Common Stock in shares of such stock, (ii) subdivide or split its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, (iv) issue by reclassification of its shares of Common Stock any shares of common stock of the Company, (v) issue certain rights or warrants to all holders of its Common Stock, or (vi) pay a dividend or make a distribution to all holders of its Common Stock of evidences of its indebtedness or other assets (including capital stock of the Company but excluding any cash dividends or distributions and dividends referred to in clause (i) above). In addition, the Company will also be entitled to make upward adjustments in the Common Equivalent Rate, as it in its discretion shall determine to be advisable, in order that any stock dividends, subdivision of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock (or any transaction which could be treated as any of the foregoing transactions pursuant to Section 305 of the Internal Revenue Code of 1986, as amended) hereafter made by the Company to its shareholders will not be taxable. All adjustments to the Common Equivalent Rate will be calculated to the nearest 1/100th of a share of Common Stock (with 5/1000th of a share being rounded to the next lower 1/100th of a share). If the Proposed Charter Amendment is approved by the shareholders of the Company, the Stock Split will be effected and, as a result of the antidilution adjustment set forth in clause (ii) above, the initial Common Equivalent Rate will be adjusted so that the Common Equivalent Rate will be 1.5 shares of Common Stock for each Depositary Share and 75 shares of Common Stock for each Series E Share.

  Immediately prior to the effectiveness of a merger or consolidation of, or statutory share exchange involving, the Company that results in the conversion or exchange of the Common Stock into, or the right to receive, other securities or other property (any such merger, consolidation or exchange, a "Merger or Consolidation"), each outstanding Series E Share will convert automatically into (i) shares of Common Stock at the Common Equivalent Rate for the Series E Shares in effect on the Effective Date (as defined below), plus (ii) the right to receive an amount in cash equal to the accrued and unpaid dividends on such Series E Share to but excluding the Effective Date, plus (iii) an amount in cash initially equal to $330.00 (equivalent to $6.60 for each Depositary Share), declining by $.305550 (equivalent to $.006111 for each Depositary Share) on each day following the date of issue of the Series E Shares (computed on the basis of a 360-day year of twelve 30-day months) to $18.35 (equivalent to $.367 for each Depositary Share) on September 1, 1998, and equal to zero thereafter, determined with reference to the Effective Date, unless sooner redeemed. At the option of the Company, it may deliver on the Effective Date, in lieu of some or all of the cash consideration described in clauses (ii) and (iii) of the preceding sentence, shares of Common Stock. The number of shares of Common Stock to be delivered in lieu of any consideration described in such clauses (ii) and (iii) will be determined by dividing the amount of cash consideration that the Company had elected to pay in Common Stock by the Current Market Price (as defined below) of the Common Stock determined as of the second trading day immediately preceding the Notice Date (as defined below). Because the Current Market Price is determined as of a date different from the date of the delivery of the Common Stock, the value of such Common Stock when delivered may be more or less than its market value on the date of such determination. The automatic conversion of the Series E Shares immediately prior to a Merger or Consolidation is intended to ensure that the holders of the Series E Shares will be entitled to the benefits of ownership of Common Stock upon the occurrence of such Merger or Consolidation and will participate in such Merger or Consolidation together with the holders of Common Stock.

  "Effective Date" means the effective time on the date of any Merger or Consolidation.

  The "Notice Date" with respect to any notice given by the Company in connection with a call or conversion of the Series E Shares means the earlier of the commencement of the mailing of such notice to the holders of Series E Shares or the date such notice is first published in accordance with "Notices to Holders of Series E Shares" below.

  The "Current Market Price" per share of Common Stock on any date of determination means the average of the daily closing prices on the NYSE for the five consecutive trading days ending on and including such date of determination; provided, however, that if the closing price of the Common Stock on the NYSE on the trading day next following such five-day period (the "next-day closing price") is less than 95% of said average closing price, then the Current Market Price per share of Common Stock on such date of determination will be the next-day closing price; and provided, further, that if any adjustment of the Common Equivalent Rate becomes effective as of any date during the period beginning on the first day of such five-day period and ending on the date on which Series E Shares are to be redeemed or converted into Common Stock, then the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect such adjustment. Because the price of Common Stock is subject to market fluctuations, it is possible that the next-day closing price could be significantly less than such five-day average.

  Because the price of the Common Stock is subject to market fluctuations, the value of the Common Stock received by a holder of Depositary Shares upon Mandatory Conversion of the Series E Shares or upon the effectiveness of a Merger or Consolidation of the Company may be more or less than the amount paid for the Depositary Shares upon issuance, exclusive of any Common Stock paid for accrued and unpaid dividends payable with respect to the Depositary Shares.

  Series E Shares are not convertible into Common Stock at the option of holders thereof.

  Right to Call Series E Shares. Except as provided below, at any time or from time to time prior to the Mandatory Conversion Date, the Company has the right to call the outstanding Series E Shares for redemption, in whole or in part, and to deliver to the holders thereof in exchange for each Series E Share so called for redemption a number of shares of Common Stock equal to fifty times the Call Price on the redemption date divided by the Current Market Price of the Common Stock on the second trading day preceding the Notice Date, plus an amount in cash (subject to the Company's option to deliver Common Stock as described below) equal to accrued and unpaid dividends to but excluding the date of redemption (and dividends shall cease to accrue on such Series E Share as of such date). At the option of the Company, it may deliver Common Stock in respect of all or a portion of the amount of accrued and unpaid dividends in lieu of cash, the number of shares of Common Stock to be delivered in respect of such accrued and unpaid dividends to be determined by dividing the amount of accrued and unpaid dividends that the Company has elected to pay in Common Stock by the Current Market Price (as defined herein) of the Common Stock determined on the second trading day immediately preceding the redemption date. Because the price of the Common Stock is subject to market fluctuations, the value of any Common Stock received by an owner of Depositary Shares in respect of such accrued and unpaid dividends may be more or less than the amount of such accrued and unpaid dividends. The Call Price per Depositary Share is equal to the sum of (i) an amount initially equal to $81.00, declining by $.006111 in each day following the date of issue to $74.767 on September 1, 1998, and equal to $74.40 thereafter, and (ii) 50% of the excess, if any, of (a) the Current Market Price of the Common Stock on the second trading day preceding the Notice Date relating to such redemption multiplied by the Common Equivalent Rate then in effect for Depositary Shares, over (b) $74.40. Series E Shares may not be redeemed by the Company unless dividends upon all classes of Preferred Stock then outstanding, at the rate for each such class, shall have been paid, declared or set aside for payment. If fewer than all the outstanding Series E Shares are to be called, the Series E Shares to be called shall be selected by the Company from outstanding Series E Shares by lot or on a pro rata basis.

  The opportunity for equity appreciation afforded by an investment in the Series E Shares (through an investment in Depositary Shares) is less than that afforded by an investment in the Common Stock because the Company may, at its option, call the Series E Shares at any time prior to the Mandatory Conversion Date at fifty times the Call Price plus accrued and unpaid dividends. Although not obligated to do so, the Company may be expected to call the Series E Shares prior to the Mandatory Conversion Date if the aggregate Current Market Price of the shares of Common Stock issuable upon conversion of a Series E Share exceeds fifty times the Call Price. If the Company elects to call the Series E Shares, in whole or in part, the equity appreciation, exclusive of accrued and unpaid dividends, realized on an investment in the Depositary Shares will, for any owner of Depositary Shares called by the Company, be limited to the excess, if any, of (i) the value of the Common Stock received in payment of the Call Price for the Depositary Shares, over (ii) the price paid by such owner for such Depositary Shares. Because the number of shares of Common Stock to be delivered to holders of Depositary Shares in payment of the Call Price will be determined on the basis of the market price of the Common Stock prior to the notice of the call for redemption, the value of the shares of Common Stock on the date of delivery thereof to such holders may be more or less than the Call Price on such redemption date. A recent closing sale price of the Common Stock on the NYSE is set forth on the cover page of this Prospectus Supplement.

  Fractional Shares. No fractional share of Common Stock will be issued upon redemption or conversion of the Series E Shares. In lieu of any fractional share otherwise issuable in respect of all Series E Shares of any holder which are redeemed or converted on any redemption or conversion date, such holder shall be entitled to receive an amount in cash out of funds of the Company legally available therefor equal to the same fraction of the Current Market Price of the Common Stock determined as of the second trading day immediately preceding the relevant Notice Date.

  Notices to Holders of Series E Shares. The Company will provide notice of any call or conversion of the Series E Shares (including any potential conversion upon the effectiveness of a Merger or Consolidation but excluding the Mandatory Conversion, unless the Company elects to pay any accrued and unpaid dividends in Common Stock, in which case such notice shall be required), to holders of record of the Series E Shares to be called or converted not less than 30 nor more than 60 days prior to the date fixed for call or conversion; provided that if the effectiveness of a Merger or Consolidation makes it impracticable to provide at least 30 days' notice, the Company shall provide the notice as soon as practicable prior to the effectiveness. Such notice shall specify, among other things, the Current Market Price to be used (if necessary) to calculate the number of shares of

Common Stock to be delivered, and whether the Company is exercising any option to deliver shares of Common Stock in lieu of cash and, in the case of a call of the Series E Shares, whether the Company is calling all or less than all of the Series E Shares for redemption, and if less than all, which Series E Shares are being called. Such notice shall be provided by mailing notice of such call or conversion to the holders of Series E Shares to be called or converted and by publishing notice thereof in The Wall Street Journal, The New York Times or another authorized newspaper. Each holder of Series E Shares to be called or converted shall be entitled to receive, following the date of such call or conversion, upon surrender of the certificates evidencing such Series E Shares to the Company at the place designated in such notice, certificates for the shares of Common Stock and cash, if any, payable in respect of such call or conversion.

  Liquidation Rights. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to Series E Shares, in the event of the liquidation, dissolution or winding up of the business of the Company, whether voluntary or involuntary (any such event, a "Liquidation"), the holders of Series E Shares, after payment or provisions for payment of the debts and other liabilities of the Company, will be entitled to receive, for each Series E Share, an amount equal to the sum of (i) 5000% of the price to public for each Depositary Share shown on the cover page of this Prospectus (equivalent to a liquidation preference per Depositary Share of 100% of such price to public) and (ii) all accrued and unpaid dividends thereon, and no more. If, upon any Liquidation, there are insufficient assets to permit full payment to holders of Series E Shares and shares of any other class of outstanding Preferred Stock, the holders of Series E Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of Series E Shares and such other shares are respectively entitled upon Liquidation. The full preferential amount payable to holders of Series D Shares and shares of any other class of outstanding Preferred Stock upon Liquidation will be paid in full before any distribution or payment is made to holders of Junior Stock (as defined below).

  Voting Rights. The Series E Shares do not entitle holders thereof to voting rights, except (i) the Company may not alter any of the provisions of the Articles of Incorporation or the Articles Supplementary which would materially and adversely affect any right, preference or privilege of the Series E Shares without the affirmative vote of the holders of at least two-thirds of the Series E Shares outstanding at the time (voting separately as a class); provided, however, that any such alteration that would authorize, create or issue any additional shares of Preferred Stock or any other shares of stock (whether or not already authorized) ranking senior to, on a parity with or junior to the Series E Shares as to dividends or on the distribution of assets upon Liquidation shall be deemed not to materially and adversely affect such rights, preferences or privileges, (ii) in the event that dividends payable on the Series E Shares are in arrears in an aggregate amount equivalent to six full quarterly dividends (a "Share Dividend Default"), or (iii) as required by law. In the event of a Share Dividend Default, the holders of the outstanding Series E Shares will be entitled to elect, together with the holders of all other outstanding classes of Preferred Stock ranking on parity with Series E Shares and entitled to participate in such election, voting as a single class, two directors at a special meeting called by the Board of Directors for such purpose. Such two directors shall serve until the full dividends accumulated on all outstanding Series E Shares are paid.

  Reissuance. Series E Shares redeemed for or converted into Common Stock or otherwise acquired by the Company will assume the status of authorized but unissued Preferred Stock and may thereafter be reissued in the same manner as other authorized but unissued Preferred Stock.

  Miscellaneous. Upon issuance, the Series E Shares will be fully paid and nonassessable. The holders of Series E Shares will have no preemptive rights. The transfer agent and registrar for the Series E Shares will be The Bank of New York.

DEPOSITARY SHARES

  The following is a summary of the material terms and provisions of the Depositary Shares. The summary is qualified by reference to the full text of the Deposit Agreement (which contains the form of the Depositary Receipt, as defined below), which is filed as an exhibit to the Registration Statement of which this Prospectus

Supplement forms a part. Copies of the Deposit Agreement are available for inspection at the Corporate Office (as defined in the Deposit Agreement) of the Depositary.

  Each Depositary Share represents one-fiftieth of a Series E Share deposited under the Deposit Agreement, to be dated as of November 1, 1995 (the "Deposit Agreement"), among the Company, the Depositary, and all holders from time to time of depositary receipts issued thereunder (the "Depositary Receipts"). The Depositary Shares are evidenced by Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionately, to all the rights, preferences and privileges of the Series E Shares represented thereby (including dividend, voting and liquidation rights), and subject to all of the limitations of the Series E Shares represented thereby, contained in the Articles of Incorporation and the Articles Supplementary for the Series E Shares and summarized under "--Series E Shares."

  Issuance of Depositary Receipts. Immediately following the issuance of the Series E Shares by the Company, the Company will deposit the Series E Shares with the Depositary, which will then issue and deliver the Depositary Receipts to the Company. The Company will, in turn, deliver the Depositary Receipts to the Underwriters. Depositary Receipts will be issued evidencing only whole Depositary Shares.

  Withdrawal of Series E Shares. Upon surrender of Depositary Receipts at the Corporate Office (as defined in the Deposit Agreement) of the Depositary, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of the number of certificates evidencing Series E Shares (but only in whole Series E Shares) represented by such Depositary Receipts. If the Depositary Receipts delivered by the holder evidenced a number of Depositary Shares in excess of the number of whole Series E Shares to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. The Company does not expect that there will be any public trading market for the Series E Shares except as represented by the Depositary Shares.

  Call or Conversion of Depositary Shares. As described under "--Series E Shares," the Series E Shares are subject to automatic conversion into shares of Common Stock on the Mandatory Conversion Date or in the event of a Merger or Consolidation, and the right of the Company to call the Series E Shares, at the Company's option, for redemption. The Depositary Shares are subject to call or conversion upon the same terms and conditions (including as to notice to the owners of Depositary Shares and as to selection of Depositary Shares to be called if fewer than all of the outstanding Depositary Shares are to be called) as the Series E Shares held by the Depositary using the Common Stock received by the Depositary, except that the number of shares of Common Stock received upon redemption or conversion of each Depositary Share will be equal to the number of shares of Common Stock received upon redemption or conversion of each Series E Share divided by fifty. To the extent that Depositary Shares are redeemed for or converted into shares of Common Stock and all of such shares of Common Stock cannot be distributed to the record holders of Depositary Receipts converted or called for redemption without creating fractional interests in such shares, the Depositary may, with the consent of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of such shares of Common Stock at such place or places and upon such terms as it may deem proper, and the net proceeds of any such sale shall be distributed or made available for distribution to such record holders that would otherwise have received fractional interests in such shares of Common Stock. The amount distributed in the foregoing cases will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes.

  Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distributions in respect of the Series E Shares to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders.

  In the event of a distribution other than cash in respect to the Series E Shares, the Depositary will distribute property received by it to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including sale (at public or private sale) of such property and distribution of the net proceeds from such sale to such holders.

  The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by the Company or the Depositary on account of taxes.

  Record Date. Whenever (i) any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the Series E Shares, or (ii) the Depositary shall receive notice of any meeting at which holders of Series E Shares are entitled to vote or of which holders of Series E Shares are entitled to notice, or of the mandatory conversion of or any election on the part of the Company to call for the redemption of any Series E Shares, the Depositary shall in each such instance fix a record date (which shall be the same date as the record date for the Series E Shares) for the determination of the holders of Depositary Receipts (x) who shall be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof or (y) who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting or of such redemption or conversion, subject to the provisions of the Deposit Agreement.

  Voting of Series E Shares. Upon receipt of notice of any meeting at which holders of Series E Shares are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of Depositary Receipts. Each record holder of Depositary Receipts on the record date (which will be the same date as the record date for the Series E Shares) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Series E Shares represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of Series E Shares represented by such Depositary Shares in accordance with such instructions, and the Company has agreed to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting the Series E Shares to the extent it does not receive specific written instructions from the holders of Depositary Receipts representing such Series E Shares.

  Amendment and Termination of Deposit Agreement. The form of Depositary Receipts and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which imposes or increases any fees, taxes or other charges payable by the holders of Depositary Receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under "Charges of Depositary"), or which otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 90 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts. In no event may any amendment impair the right of any holder of Depositary Receipts, subject to the conditions specified in the Deposit Agreement, upon surrender of the Depositary Receipts evidencing such Depositary Shares, to receive Series E Shares or upon conversion or redemption of the Series E Shares represented by the Depositary Receipts, to receive shares of Common Stock, and in each case any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law.

  Whenever so directed by the Company, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 45 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue (i) to collect dividends on the Series E Shares and any other distributions with respect thereto and (ii) to deliver the Series E Shares together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the Series E Shares then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary. In the event the Deposit Agreement is terminated, the Company will use its best efforts to list the Series E Shares on the New York Stock Exchange.

  Charges of Depositary. The Company will pay all charges of the Depositary including charges in connection with the initial deposit of the Series E Shares, the initial issuance of the Depositary Receipts, the distribution of information to the holders of Depositary Receipts with respect to matters on which Series E Shares are entitled to vote, withdrawals of the Series E Shares by the holders of Depositary Receipts or redemption or conversion of the Series E Shares, except for taxes (including transfer taxes, if any) and other governmental charges and such other charges as are expressly provided in the Deposit Agreement to be at the expense of holders of Depositary Receipts or persons depositing Series E Shares.

  General. The Depositary will make available for inspection by holders of Depositary Receipts at its Corporate Office, all reports and communications from the Company which are delivered to the Depositary as the holder of Series E Shares.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Depositary under the Deposit Agreement are limited to performing its duties thereunder without negligence or bad faith. The obligations of the Company under the Deposit Agreement are limited to performing its duties thereunder in good faith. Neither the Company nor the Depositary is obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Series E Shares unless satisfactory indemnity is furnished. The Company and the Depositary are entitled to rely upon advice of or information from counsel, accountants or other persons believed to be competent and on documents believed to be genuine.

  The Depositary may resign at any time or be removed by the Company, effective upon the acceptance by its successor of its appointment; provided, that if a successor Depositary has not been appointed or accepted such appointment within 45 days after the Depositary has delivered a notice of election to resign to the Company, the Depositary may terminate the Deposit Agreement. See "--Amendment and Termination of Deposit Agreement" above. The Depositary currently serves as registrar, transfer agent, conversion agent and dividend disbursing agent for the Depositary Shares.

                       FEDERAL INCOME TAX CONSIDERATIONS

  In the opinion of Davis Polk & Wardwell, the following sets forth the material United States federal income tax consequences of the ownership and disposition of the Depositary Shares and the Series E Shares. Changes to existing law, which could have retroactive effect, may alter the consequences described below. This discussion relates only to the Depositary Shares and the Series E Shares or shares of Common Stock received upon conversion thereof or in exchange therefor that are held as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), and does not deal with all tax consequences that may be relevant in the particular circumstances of each holder (some of which, such as dealers in securities, insurance companies, tax-exempt organizations and foreign persons, may be subject to special rules). In addition, stock having terms closely resembling those of the Series E Shares has not been the subject of any regulation, ruling or judicial decision currently in effect, and there can be no assurance that the Internal Revenue Service will take the positions set forth below. The Company has not and will not seek a ruling as to any tax matters relating to the Series E Shares. Persons considering the purchase of Depositary Shares should consult their tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DEPOSITARY SHARES

  The tax treatment for the owners of the Depositary Shares will be the same as the tax treatment for the owners of the Series E Shares as described below. In addition, no gain or loss will be recognized upon the withdrawal of the Series E Shares in exchange for Depositary Shares pursuant to the Deposit Agreement, an owner's tax basis in the withdrawn Series E Shares will be the same as such owner's tax basis in the Depositary Shares surrendered therefor, and such owner's holding period for the withdrawn Series E Shares will include the period during which such owner held the surrendered Depositary Shares.

OVERVIEW

  Subject to the discussion below, which qualifies and should be read in conjunction with the following overview, the material federal income tax consequences of the ownership and disposition of the Series E Shares are as follows:

  Dividends. Dividends paid on the Series E Shares will qualify for the 70% intercorporate dividends-received deduction, subject to the minimum holding period (generally at least 46 days) and other applicable requirements.

  Effect of Dividends on Tax Basis. While the issue is not free from doubt, corporate owners should not be required to reduce their adjusted tax basis in the Series E Shares pursuant to Section 1059 of the Code in respect of any dividends-received deductions relating to regular quarterly dividends on the Series E Shares not in arrears.

  Conversion into Common Stock. Generally, no gain or loss will be recognized by a holder upon a call or conversion of the Series E Shares into shares of Common Stock.

  Redemption Premium. Holders will not be required to include in income, prior to receipt, any redemption premium which may be payable with respect to the Series E Shares.

DIVIDENDS

  Dividends paid on the Series E Shares out of the Company's current or accumulated earnings and profits will be taxable as ordinary income and will qualify for the 70% intercorporate dividends-received deduction subject to the minimum holding period (generally at least 46 days) and other applicable requirements. Under certain circumstances, a corporate holder may be subject to the alternative minimum tax with respect to the amount of its dividends-received deduction.

  Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059(c) of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend. Generally, quarterly dividends not in arrears paid to an original holder of the Series E Shares will not constitute extraordinary dividends under Section 1059(c). In addition, under Section 1059(f), any dividend with respect to "disqualified preferred stock" is treated as an "extraordinary dividend." However, while the issue is not free from doubt due to the lack of authority directly on point, the Series E Shares will not constitute "disqualified preferred stock."

REDEMPTION PREMIUM

  Under certain circumstances, Section 305(c) of the Code requires that any excess of the redemption price of preferred stock over its issue price be includable in income, prior to receipt, as a constructive dividend. However,
Section 305(c) does not currently apply to stock with terms such as those of the Series E Shares.

RECEIPT OF COMMON STOCK UPON CALL OR CONVERSION

  Gain or loss generally will not be recognized by a holder upon the call of the Series E Shares for shares of Common Stock or the conversion of Series E Shares into shares of Common Stock if no cash is received. Dividend income may be recognized, however, to the extent cash or Common Stock is received in payment of dividends in arrears. In addition, a holder who receives cash in lieu of a fractional share will be treated as having received such fractional share and having exchanged it for cash in a transaction subject to Section 302 of the Code and related provisions. A holder who receives both Common Stock and cash (other than any cash in lieu of a fractional share and cash or Common Stock treated as dividend income as a result of payment of dividends in arrears) upon a conversion of Series E Shares into shares of Common Stock will not recognize any loss and will recognize gain (if any) upon such conversion, but not in excess of the amount of such cash. The measure of such a holder's gain will be the excess (if any) of the sum of such cash plus the value of the shares of Common Stock received (other than shares of Common Stock taxed as a dividend upon receipt) over such holder's adjusted tax basis in the converted Series E Shares. Depending on the facts and circumstances, such gain might be treated in whole or part as a dividend. Any such dividend to a corporate holder might constitute an "extraordinary dividend" under Section 1059 of the Code, with the result that certain regular dividends received by such holder might also be treated as "extraordinary." See "--Dividends."

  Generally, a holder's basis in the Common Stock received upon the call or conversion of the Series E Shares (other than shares of Common Stock taxed as a dividend upon receipt) will equal the adjusted tax basis of the called or converted Series E Shares plus the amount of gain recognized, minus the amount of cash received, and the holding period of such Common Stock will include the holding period of the called or converted Series E Shares.

ADJUSTMENT OF CONVERSION RATE

  Certain adjustments to the Common Equivalent Rate to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of Common Stock may result in constructive distributions taxable as dividends to the holders of the Series E Shares, which may constitute (and cause other dividends to constitute) "extraordinary dividends" to corporate holders. See "--Dividends." The adjustment to the Common Equivalent Rate as a result of the Stock Split, if effected, will not constitute a constructive dividend to holders of the Series E Shares.

BACKUP WITHHOLDING

  Certain noncorporate holders may be subject to backup withholding at a rate of 31% on dividends and certain consideration received upon the call or conversion of the Series E Shares. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper Taxpayer Identification Number or when the taxpayer is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest and dividends properly. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                                 UNDERWRITING

  Subject to the terms and conditions set forth on an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives (the "Representatives"), has severally agreed to purchase the number of Depositary Shares set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Depositary Shares offered hereby if any of the Depositary Shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                      NUMBER OF
              UNDERWRITER                                              SHARES
              -----------                                             ---------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................................   973,334
      Morgan Stanley & Co. Incorporated..............................   973,333
      Goldman, Sachs & Co. ..........................................   973,333
      Dean Witter Reynolds Inc. .....................................   120,000
      J.P. Morgan Securities Inc. ...................................   120,000
      Oppenheimer & Co., Inc. .......................................   120,000
      Schroder Wertheim & Co. Incorporated...........................   120,000
      Dain Bosworth Incorporated.....................................    60,000
      EVEREN Securities, Inc. .......................................    60,000
      Forum Capital Markets L.P. ....................................    60,000
      Furman Selz Incorporated.......................................    60,000
      Jefferies & Company, Inc. .....................................    60,000
      Edward D. Jones & Co. .........................................    60,000
      Parallax Group, Inc. ..........................................    60,000
      Piper Jaffray Inc. ............................................    60,000
      Wedbush Morgan Securities......................................    60,000
      Wheat, First Securities, Inc. .................................    60,000
                                                                      ---------
           Total..................................................... 4,000,000
                                                                      =========

  The Underwriters propose to offer the Depositary Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $1.00 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share to certain brokers and dealers. After the Depositary Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted the Underwriters an option for 30 days after the date of this Prospectus Supplement to purchase up to an additional 600,000 Depositary Shares to cover over-allotments, if any, at the initial public offering price less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of Depositary Shares to be purchased by it shown in the foregoing table is of the 4,000,000 Depositary Shares initially offered hereby.

  The Company has agreed that it will not, and will cause its subsidiaries not to, without the prior written consent of the Representatives, directly or indirectly, for a period of 60 days after the date of this Prospectus

Supplement, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, or enter into any agreement to sell, any securities similar to the Series E Shares or any Common Stock or any security convertible or exchangeable or exercisable for any such similar securities or Common Stock; provided, however, that such restriction shall not affect the ability of the Company or its subsidiaries to take any such action (i) as a consequence of obligations under securities outstanding prior to the date of this Prospectus Supplement, (ii) in connection with any employee benefit or incentive plan of the Company or its subsidiaries, or (iii) in connection with the offering of the Depositary Shares made hereby. Mr. Eli Broad, Chairman, President and Chief Executive Officer of the Company, has similarly agreed not to sell, for a period of 60 days after the date of this Prospectus Supplement, any shares of Common Stock or Class B Stock owned by him without the prior written consent of the Representatives.

  The Depositary Shares have been approved for listing on the NYSE under the symbol SAIPRE, subject to official notice of issuance. Prior to this offering, there has been no public market for the Depositary Shares.

  The Company has agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Certain of the Underwriters and their respective affiliates engage in transactions with, and, from time to time, have performed services for, the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the Series E Shares and the Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. The validity of the Depositary Shares offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York. Certain other legal matters in connection with the offering will be passed upon for the Company by Susan L. Harris, Vice President and General Counsel--Corporate Affairs, and by Davis Polk & Wardwell. Davis Polk & Wardwell will also pass upon certain matters relating to federal income tax considerations for the Company. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Ms. Harris, Davis Polk & Wardwell and Skadden, Arps, Slate, Meagher & Flom will rely on Piper & Marbury as to matters of Maryland law. Ms. Harris holds stock, restricted stock and options to purchase stock granted under the Company's employee stock plans, which in the aggregate represent less than 1% of the Company's Common Stock. David W. Ferguson, a partner of Davis Polk & Wardwell, is a director of First SunAmerica Life Insurance Company, a subsidiary of the Company. Skadden, Arps, Slate, Meagher & Flom from time to time provides services to the Company and its subsidiaries.

PROSPECTUS
                                                                 LOGO SUNAMERICA


                                SUNAMERICA INC.

                                DEBT SECURITIES

                                PREFERRED STOCK

                                  COMMON STOCK

                                    WARRANTS


                                ---------------

  SunAmerica Inc. (the "Company") may offer and sell from time to time (i) its unsecured debt securities ("Debt Securities"), (ii) shares of its preferred stock, without par value (the "Preferred Stock"), which may be represented by depositary shares as described herein, (iii) shares of its common stock, par value $1.00 per share (the "Common Stock") or (iv) warrants to purchase Debt Securities, Preferred Stock and Common Stock (the "Warrants"). The Debt Securities, Preferred Stock, Common Stock and Warrants are herein collectively referred to as the "Securities". The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Securities may be sold for U.S. dollars, foreign denominated currency or currency units; amounts payable with respect to any Securities may likewise be payable in U.S. dollars, foreign denominated currency or currency units -- in each case as the Company specifically designates. By separate prospectus, the form of which is included in the Registration Statement of which this Prospectus forms a part, three Delaware statutory business trusts (the "Trusts"), which are wholly owned subsidiaries of the Company, may from time to time severally offer Preferred Securities guaranteed by the Company to the extent set forth therein and the Company may offer from time to time Junior Subordinated Debt Securities either directly or to a Trust. The aggregate initial public offering price of the securities to be offered by this Prospectus and such other prospectus shall not exceed $1,000,000,000.

  An accompanying Prospectus Supplement will set forth certain terms of any Debt Securities in respect of which this Prospectus is being delivered, including, where applicable, the ranking as senior or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), listing (if any) on a securities exchange, authorized denomination, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or units in which principal, premium, if any, or interest is payable and any other specific terms of the Debt Securities. An accompanying Prospectus Supplement will set forth certain terms of any Preferred Stock in respect of which this Prospectus is being delivered, including the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock), listing (if any) on a securities exchange and whether the Company has elected to offer the Preferred Stock in the form of depositary shares. An accompanying Prospectus Supplement will set forth certain terms of any Common Stock in respect of which this Prospectus is being delivered, including the number of shares offered, the initial offering price, market price and dividend information. An accompanying Prospectus Supplement will set forth certain terms of any Warrants in respect of which this Prospectus is being delivered, including the specific designation, the number, purchase price and terms thereof, any listing of the Warrants or the underlying Securities on a securities exchange or any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the Securities for which such Warrants may be exercised.

                                ---------------

  The Company may sell the Securities directly, through agents designated from time to time or through underwriters or dealers. See "Plan of Distribution" below. If any agents of the Company or any underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers and any applicable commissions and discounts will be set forth in any related Prospectus Supplement. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the accompanying Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION,  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------
               The date of this Prospectus is September 29, 1995.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the public reference facilities of the regional offices in Chicago and New York. The addresses of these regional offices are as follows: 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the Commission. Reports, proxy statements, and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104. The Company's Common Stock is listed on both exchanges.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is subject to and qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the documents incorporated herein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  There are hereby incorporated by reference in the Prospectus the following documents previously filed by the Company with the Commission pursuant to the 1934 Act:

    1. Annual Report on Form 10-K for the fiscal year ended September 30,
  1994.

    2. Quarterly Reports on Form 10-Q for the quarters ended December 31, 1994, March 31, 1995 and June 30, 1995.

    3. Current Reports on Form 8-K filed on November 14, 1994, January 24, 1995, April 25, 1995, May 26, 1995, July 14, 1995, July 28, 1995 and
        September 6, 1995.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in the Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such document shall be directed to SunAmerica Inc., 1 SunAmerica Center, Los Angeles, California 90067-6022, Attention: Vice President, Investor Relations (telephone (310) 772-6000).

  FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

  NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

  Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars" or "U.S.$").

                                  THE COMPANY

  The Company is a diversified financial services company specializing in retirement savings products and services. At June 30, 1995, the Company held $27 billion of assets throughout its businesses, including $16.20 billion of assets on its balance sheet, $2.08 billion of assets managed in mutual funds and private accounts and $8.76 billion of assets under custody in retirement trust accounts. Together, the Company's life insurance companies rank among the largest U.S. issuers of annuities. Complementing these annuity operations are the Company's asset management operations; its two broker-dealers, which the Company believes, based on industry data, represent the largest network of independent registered representatives in the nation; and its trust company, which provides administrative and custodial services to qualified retirement plans. Through these subsidiaries, the Company specializes in the sale of tax-deferred long-term savings products and investments to the expanding preretirement savings market. The Company markets fixed annuities and fee-generating variable annuities, mutual funds and trust services, as well as guaranteed investment contracts. The Company's products are distributed through a broad spectrum of financial services distribution channels, including independent registered representatives of the Company's broker-dealer subsidiaries and unaffiliated broker-dealers, independent general insurance agents and financial institutions.

  The principal executive offices of the Company are located at 1 SunAmerica Center, Los Angeles, California 90067-6022, telephone number (310) 772-6000.

                              RECENT DEVELOPMENTS

  On September 20, 1995, the Company's wholly owned subsidiary, Anchor National Life Insurance Company, signed a definitive agreement pursuant to which it or an affiliate will acquire CalFarm Life Insurance Company ("CalFarm Life") from its parent, Zenith National Insurance Corp., for approximately $120 million in cash. Completion of the acquisition, expected by year-end 1995, is subject to receipt of normal regulatory approvals and other customary terms and conditions. CalFarm Life is headquartered in Sacramento, California and currently markets a range of life and health insurance and annuity products, specializing in the qualified 403(b) market for teachers and other non-profit organizations. At June 30, 1995, CalFarm Life had approximately $739 million in annuity and life reserves, and approximately $2.8 billion of life insurance in force. Under terms of the agreement, Zenith National will retain CalFarm Life's health insurance business.

  On September 11, 1995, the Company's Board of Directors approved for submission to shareholder vote an amendment to the Articles of Incorporation to increase the Company's authorized capital from (i) 50,000,000 to 175,000,000 shares of Common Stock and (ii) 15,000,000 to 25,000,000 shares of Nontransferable Class B Stock. The Company has scheduled a special shareholders' meeting on October 30, 1995 (for shareholders of record as of September 21, 1995) for consideration of the proposed increase in authorized capital stock. On September 11, 1995, the Board of Directors also approved a three-for-two stock split, to be effected in the form of a stock dividend, of its outstanding Common Stock and Nontransferable Class B Stock, contingent upon shareholder approval of the proposed increase in authorized capital stock.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities are expected to be used for general corporate purposes, including repayment or redemption of outstanding debt or preferred stock, the possible acquisition of financial services businesses or assets thereof, investments in portfolio assets and working capital needs. The Company routinely reviews opportunities to acquire financial services businesses or assets thereof.

             CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND
       EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the Company for the periods indicated:

                                                             NINE MONTHS ENDED
                                                                 JUNE 30,
                                 YEARS ENDED SEPTEMBER 30,      (UNAUDITED)
                               ----------------------------- -----------------
                                1990  1991  1992  1993  1994     1994     1995
                               ----- ----- ----- ----- ----- -------- --------
Ratio of earnings to fixed
 charges (excluding interest
 incurred on reserves and
 trust deposits)(1)..........   2.4x  2.7x  4.0x  6.1x  5.8x     5.9x     5.8x
Ratio of earnings to fixed
 charges (including interest
 incurred on reserves and
 trust deposits)(2)..........   1.1x  1.1x  1.2x  1.4x  1.5x     1.5x     1.5x
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends (excluding
 interest incurred on re-
 serves and trust depos-
 its)(3).....................   2.0x  2.3x  2.7x  2.8x  2.8x     2.8x     3.3x
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends (including
 interest incurred on re-
 serves and trust depos-
 its)(4).....................   1.1x  1.1x  1.2x  1.3x  1.4x     1.4x     1.4x

--------
(1) In computing the ratio of earnings to fixed charges (excluding interest incurred on reserves and trust deposits), fixed charges consist of interest expense on senior and subordinated indebtedness and dividends on the preferred securities of a subsidiary grantor trust. Earnings are computed by adding interest incurred on senior and subordinated indebtedness and dividends paid on the preferred securities of a subsidiary grantor trust to pretax income.
(2) In computing the ratio of earnings to fixed charges (including interest incurred on reserves and trust deposits), fixed charges consist of interest expense on senior and subordinated indebtedness, fixed annuity contracts, guaranteed investment contracts and trust deposits, and dividends on the preferred securities of a subsidiary grantor trust. Earnings are computed by adding interest incurred on senior and subordinated indebtedness, fixed annuity contracts, guaranteed investment contracts and trust deposits, and dividends paid on the preferred securities of a subsidiary grantor trust to pretax income.
(3) In computing the ratio of earnings to combined fixed charges and preferred stock dividends (excluding interest incurred on reserves and trust deposits), combined fixed charges and preferred stock dividends consist of interest expense on senior and subordinated indebtedness, dividends on the preferred securities of a subsidiary grantor trust and dividends on preferred stock of the Company on a tax equivalent basis. Earnings are computed by adding interest incurred on senior and subordinated indebtedness and dividends paid on the preferred securities of a subsidiary grantor trust to pretax income.
(4) In computing the ratio of earnings to combined fixed charges and preferred stock dividends (including interest incurred on reserves and trust deposits), combined fixed charges and preferred stock dividends consist of interest expense on senior and subordinated indebtedness, fixed annuity contracts, guaranteed investment contracts and trust deposits; dividends on the preferred securities of a subsidiary grantor trust; and dividends on preferred stock of the Company on a tax equivalent basis. Earnings are computed by adding interest incurred on senior and subordinated indebtedness, fixed annuity contracts, guaranteed investment contracts and trust deposits and dividends paid on the preferred securities of a subsidiary grantor trust to pretax income.

                         DESCRIPTION OF DEBT SECURITIES

  The Company's unsecured Debt Securities, consisting of notes, debentures or other evidences of indebtedness, may constitute either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities") of the Company and will be issued in the case of Senior Debt Securities, under a Senior Indenture dated as of April 15, 1993 (the "Senior Debt Indenture") between the Company and The First National Bank of Chicago, as Trustee, and in the case of Subordinated Debt Securities, under a Subordinated Indenture dated as of April 15, 1993 (the "Subordinated Debt Indenture") between the Company and The First National Bank of Chicago, as Trustee. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The First National Bank of Chicago, in its capacity as trustee under either or both of the Indentures, is referred to hereinafter as the "Trustee." The Indentures are included as exhibits to the Registration Statement of which this Prospectus is a part. The following description summarizes the material terms of the Indentures and the Debt Securities and is qualified in its entirety by reference to the detailed provisions of the applicable Indenture, which contains the full text of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The indentures are substantially identical except for provisions relating to subordination and the Company's negative pledge and restrictions on certain dispositions. Any Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities".

GENERAL

  Neither of the Indentures limits the amount of additional indebtedness the Company or any of its subsidiaries may incur. The Debt Securities will be unsecured senior or subordinated obligations of the Company. Since the Company is a holding company, the Company's rights and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. Claims on the Company's subsidiaries by creditors other than the Company include substantial claims for policy benefits and debt obligations, as well as other liabilities incurred in the ordinary course of business. In addition, since many of the Company's subsidiaries are insurance companies subject to regulatory control by various state insurance departments, the ability of such subsidiaries to pay dividends or make loans or advances to the Company without prior regulatory approval is limited by applicable laws and regulations.

  The Indentures do not limit the amount of Debt Securities that may be issued and provide that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or related to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any Debt Securities so denominated are described in the relevant Prospectus Supplement.

  Reference is made to the applicable Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities offered thereby (to the extent such terms are applicable to such Debt Securities): (i) classification as senior or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which the Offered Debt Securities are denominated and/or in which principal, premium, if any, and/or any interest will or may be payable; (iii) any date of maturity; (iv) interest rate or rates (or the method by which such rate will be determined), if any;
(v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (vii) any redemption, repayment or sinking fund provisions; (viii) whether, in the case of

Subordinated Debt Securities, such Offered Debt Securities are convertible into Common Stock of the Company; (ix) whether the Offered Debt Securities will be issuable in registered form ("Registered Debt Securities") or bearer form ("Bearer Debt Securities") or both and, if Bearer Debt Securities are issuable, any restrictions applicable to the place of payment of any principal of, premium, if any, and interest on such Bearer Debt Securities, to the exchange of one form for another and to the offer, sale and delivery of such Bearer Debt Securities (except that under current United States federal income tax law, Registered Debt Securities will not be exchangeable into Bearer Debt Securities); (x) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on Offered Debt Securities held by a person who is not a U.S. person (as hereinafter defined) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts;
(xi) the proposed listing, if any, of the Offered Debt Securities on any securities exchange; and (xii) any other specific terms of the Offered Debt Securities, including any modifications of or additions to the events of default or covenants provided for with respect to such Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations not inconsistent with the applicable Indenture.

  Debt Securities may be presented for exchange and Registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

  Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes are described in the relevant Prospectus Supplement.

  Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

GLOBAL DEBT SECURITIES

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

  So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Payments of principal and premium, if any, and interest, if any, of Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owners of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the 1934 Act, and a successor Depositary registered as a clearing agency under the 1934 Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in a definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

  Bearer Debt Securities of a series may also be issued in the form of one or more global Securities (a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of Debt Securities in definitive form in exchange for a Bearer Global Security, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

SENIOR DEBT

  Payment of the principal of, premium, if any, and interest on Debt Securities issued under the Senior Debt Indenture will rank pari passu with all other unsecured and unsubordinated debt of the Company.

SUBORDINATED DEBT

  Subordination. Payment of the principal of, premium, if any, and interest on Debt Securities issued under the Subordinated Debt Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all "Senior Indebtedness" of the Company. The Subordinated Debt Indenture defines "Senior Indebtedness" as the principal of and premium, if any, and interest on (a) all indebtedness of the Company, whether outstanding on the date of the Subordinated Debt Indenture or thereafter created, (i) for money borrowed by the Company, (ii) for money borrowed by, or obligations of, others and either assumed or guaranteed, directly or indirectly, by the Company, (iii) in respect of letters of credit and acceptances issued or made by banks, or (iv) constituting purchase money indebtedness, or indebtedness secured by property included in the property, plant and equipment accounts of the Company at the time of the acquisition of such property by the Company, for the payment of which the Company is directly liable, and (b) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any such indebtedness. As used in the preceding sentence the term "purchase money indebtedness" means indebtedness evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, unless by its terms such indebtedness is subordinate to other indebtedness of the Company. Notwithstanding anything to the contrary in the Subordinated Debt Indenture or the Subordinated Debt Securities, Senior Indebtedness shall not include, (i) any indebtedness of the Company which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or pari passu with the Subordinated Debt Securities or (ii) any indebtedness of the Company to a subsidiary of the Company. (Subordinated Debt Indenture, Section 1.1) The Subordinated Debt Indenture does not contain any limitation on the amount of Senior Indebtedness that can be incurred by the Company. Indebtedness issued or to be issued pursuant to the Indenture dated March 15, 1995 between the Company and The First National Bank of Chicago, as Trustee, providing for the issuance of junior subordinated indebtedness of the Company is subordinate in right of payment to the Subordinated Debt Securities. As of the date of this Prospectus, approximately $54.3 million principal amount of 9.95% junior subordinated debentures due 2044 are outstanding under such Indenture.

  In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or its property, or (b) that Subordinated Debt Securities of any series are declared and payable before their expressed maturity because of the occurrence of an Event of Default pursuant to Section
5.1 of the Subordinated Debt Indenture (under circumstances other than as set forth in clause (a) above), then the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon in money or money's worth, before the holders of any of such Subordinated Debt Securities or coupons appertaining thereto are entitled to receive a payment on account of the principal of, premium, if any, or interest on the indebtedness evidenced by such Subordinated Debt Securities or of such coupons appertaining thereto. In the event and during the continuation of any default in payment of any Senior Indebtedness or if any event of default shall exist under any Senior Indebtedness, as "event of default" is defined therein or in the agreement under which the same is outstanding, no payment of the principal or interest on the Subordinated Debt Securities or coupons shall be made. (Subordinated Debt Indenture, Article 13) If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

  Conversion Rights. The terms and conditions, if any, on which Subordinated Debt Securities are convertible into Common Stock of the Company will be set forth in the prospectus supplement relating thereto. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the convertible Subordinated Debt Securities; and such terms may include provisions under which the number of shares of Common Stock to be received by the holders of the Subordinated Debt Securities would be calculated according to the market price of the Common Stock as of a time stated in the prospectus supplement.

CERTAIN COVENANTS OF THE COMPANY

  Limitations on Liens. The Senior Debt Indenture provides that the Company and its Restricted Subsidiaries (as defined below) may not issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance (except for certain liens specifically permitted by the Senior Debt Indenture), directly or indirectly, upon any shares of the Voting Stock (as defined in the Senior Debt Indenture) of a Restricted Subsidiary which shares are owned by the Company or its Restricted Subsidiaries without effectively providing that the Debt Securities issued under the Senior Debt Indenture (and if the Company so elects, any other indebtedness of the Company ranking on a parity with such Debt Securities) shall be secured equally and ratably with, or prior to, any such secured indebtedness so long as such indebtedness remains outstanding. The foregoing restrictions, however, do not apply to liens upon any shares of Voting Stock of any corporation existing at the time such corporation becomes a Restricted Subsidiary and extensions, renewals or replacements thereof. (Senior Debt Indenture, Section 3.9)

  The term "Restricted Subsidiary" means (a) so long as they are Subsidiaries of the Company, SunAmerica Life Insurance Company ("SunAmerica Life") and Anchor National Life Insurance Company ("Anchor"); (b) any other present or future Insurance Subsidiary the Consolidated Total Assets (as defined in the Senior Debt Indenture) of which constitute 20% or more of the Consolidated Total Assets of the Company; and (c) any Subsidiary which is a successor, by merger or otherwise, to substantially all of the business or properties of any Insurance Subsidiary referred to or described in the foregoing clauses (a) or
(b). The term "Subsidiary" means any corporation or other entity more than 50% of the outstanding shares of Voting Stock of which is at the time of determination owned or controlled, directly or indirectly, by the

Company. The term "Insurance Subsidiary" means a Subsidiary registered in the state of its domicile under the insurance laws of such state and qualified to sell insurance products. (Senior Debt Indenture, Section 1.1)

  Consolidation, Merger and Sale of Assets. Each Indenture provides that the Company shall not consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to any person unless the Company shall be the continuing corporation, or the successor corporation or person to which such assets are transferred or leased shall be organized under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume the Company's obligations on the Debt Securities and under such Indenture, and after giving effect to such transaction no Event of Default (as defined in such Indenture) shall have occurred and be continuing, and certain other conditions are met. (Senior and Subordinated Debt Indentures, Section 9.1)

  This covenant would not apply to any recapitalization transaction, a change of control of the Company or a highly leveraged transaction unless such transactions or change of control were structured to include a merger or consolidation or transfer or lease of the Company's assets substantially as an entirety. Except as may be described in a Prospectus Supplement applicable to a particular series of Debt Securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or that would otherwise afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

  Restrictions on Certain Dispositions. The Senior Debt Indenture provides that as long as any of the Senior Debt Securities remain outstanding, the Company will not, and will not permit any Restricted Subsidiary to, issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any of the Voting Stock of any Restricted Subsidiary, unless (a) the issuance, sale, assignment, transfer or other disposition is required to comply with the order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of the Company or of one of its Restricted Subsidiaries; (b) the shares of Voting Stock issued, sold, assigned, transferred or otherwise disposed of constitute directors' qualifying shares;
(c) all of the Voting Stock of a Restricted Subsidiary then owned by the Company or by its Restricted Subsidiaries is disposed of, in a single transaction or in a series of related transactions, for a consideration consisting of cash or other property the fair market value of which (as determined in good faith by the Board of Directors) is at least equal to the Fair Value (as defined below) of such Voting Stock; or (d) after giving effect to the issuance, sale, assignment, transfer or other disposition, the Company and its Restricted Subsidiaries would own directly or indirectly at least 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary and such issuance, sale, assignment, transfer or other disposition is made for a consideration consisting of cash or other property which is at least equal to the Fair Value of such Voting Stock. (Senior Debt Indenture, Section 9.3) The term "Fair Value" when used with respect to any Voting Stock means the fair value as determined in good faith by the Board of Directors of the Company. (Senior Debt Indenture, Section 1.1) The Senior Debt Indenture does not restrict the transfer of assets from a Restricted Subsidiary to any other person, including the Company or another subsidiary of the Company.

EVENTS OF DEFAULT

  An Event of Default is defined under each Indenture with respect to Debt Securities of any series issued under such Indenture as being: (a) default in payment of all or any part of the principal of the Debt Securities of such series when due, either at maturity (or upon any redemption), by declaration or otherwise; (b) default for 30 days in payment of any interest on any Debt Securities of such series; (c) default in payment of any sinking fund installment when due; (d) default for 60 days after written notice as provided in such Indenture in the observance or performance of any other covenant or agreement in the Debt Securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than such series; (e) certain events of bankruptcy, insolvency or reorganization; or (f) an event of default with respect to any other indebtedness for borrowed money (other than non-recourse obligations) of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount exceeding $10,000,000, if such event of default shall result in the acceleration of such other indebtedness under the terms of the instrument under which such indebtedness is issued or secured, so long as such acceleration is not cured, waived, rescinded or annulled, or such indebtedness is not discharged, within 10 days after written notice thereof as provided in such Indenture; provided that if any such acceleration shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Senior and Subordinated Debt Indentures, Section 5.1)

  Each Indenture provides that (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, any series of Debt Securities issued under such Indenture or due to the default in the performance or breach of any other covenant or agreement of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all Debt Securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if any Event of Default due to a default in the performance of any other of the covenant or agreements in such Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding or due to certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding. (Senior and Subordinated Debt Indentures, Sections 5.1 and 5.10)

  Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities issued under such Indenture requesting the Trustee to exercise any right or power under such Indenture before proceeding to exercise any such right or power at the request of such holders. (Senior and Subordinated Debt Indentures, Section 6.2) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding Debt Securities of each affected series (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Senior and Subordinated Debt Indentures, Section 5.9)

  Each Indenture provides that no holder of Debt Securities issued under such Indenture may institute any action against the Company under such Indenture (except actions for payment of overdue principal, premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Senior and Subordinated Debt Indentures, Sections 5.6 and 5.9)

  Each Indenture contains a covenant that the Company will file annually with the Trustee a certificate of no default or a certificate specifying any default that exists. (Senior and Subordinated Debt Indentures, Section 3.5)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  The Company can discharge or defease its obligations under each Indenture as set forth below. (Senior and Subordinated Debt Indentures, Section 10.1)

  Under terms satisfactory to the Trustee, the Company may discharge certain obligations to holders of any series of Debt Securities issued under such Indentures which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations (as defined in such Indenture), as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on such Debt Securities.

  The Company may also discharge any and all of its obligations to holders of any series of Debt Securities issued under an Indenture at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any temporary, mutilated, destroyed, lost or stolen series of Debt Securities or to maintain an office or agency in respect of such series of Debt Securities. Under terms satisfactory to the Trustee, the Company may instead be released with respect to any outstanding series of Debt Securities issued under the relevant Indenture from the obligations imposed by certain provisions of such Indenture including Sections 3.9, 9.1 and 9.3, in the case of the Senior Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which contain the covenants described above limiting liens, consolidations, mergers, transfers and leases and certain dispositions) and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things:
(i) the Company irrevocably deposits with the Trustee cash or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of, premium, if any, and interest on all outstanding Debt Securities of such series issued under such Indenture; (ii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium and interest payments on such series of Debt Securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law); and (iii) in the case of the Subordinated Debt Indenture no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Company from making payments of principal of, premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above.

MODIFICATION OF THE INDENTURES

  Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure any Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of the Company, (c) add covenants for the protection of the holders of Debt Securities, (d) cure any ambiguity or correct any inconsistency in such Indenture, provided that such cure or correction does not adversely affect the holders of such Debt Securities, (e) establish the forms or terms of Debt Securities of any series and (f) evidence the acceptance of appointment by a successor trustee. (Senior and Subordinated Debt Indentures, Section 8.1)

  Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of all series issued under such Indenture then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount), premium, if any, or interest thereon is payable or reduce the amount of any original issue Debt Security that is payable upon acceleration or provable in bankruptcy or alter certain provisions of such Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any Debt Security when due or (b) reduce the aforesaid percentage in principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Senior and Subordinated Debt Indentures, Section 8.2)

  The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6)

CONCERNING THE TRUSTEE

  The First National Bank of Chicago is one of a number of banks with which the Company and its subsidiaries maintain ordinary banking and trust relationships.

                          DESCRIPTION OF CAPITAL STOCK

  Under the Articles of Incorporation of the Company, as amended and restated and including any Articles Supplementary (the "Articles of Incorporation"), the Company has authority to issue 50,000,000 shares of Common Stock, par value $1.00 per share ("Common Stock"), 15,000,000 shares of Nontransferable Class B Stock, par value $1.00 per share (the "Nontransferable Class B Stock"), 15,000,000 shares of Transferable Class B Stock, par value $1.00 per share (the "Transferable Class B Stock," and, together with the Nontransferable Class B Stock, the "Class B Stock") and 20,000,000 shares of Preferred Stock, without par value ("Preferred Stock"). Preferred Stock may be issued from time to time in one or more classes with such full, specific, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications and limitations or restrictions thereof, as shall be stated and expressed in the Articles of Incorporation or any amendment thereof or in the resolution or resolutions of the Board of Directors of the Company establishing any class of Preferred Stock. The dividend, voting, conversion, exchange, repurchase and redemption rights, if applicable, the liquidation preference, and other specific terms of each series of the Preferred Stock will be set forth in the applicable Prospectus Supplement. At July 31, 1995, there were outstanding (i) 29,438,110 shares of Common Stock (and 13,641,701 shares of Common Stock reserved for issuance upon conversion of the outstanding Series D Preferred Shares (as defined below) and the Nontransferable Class B Stock and in connection with outstanding employee stock options and 150,000 shares of Common Stock deferred under the Long-Term Performance-Based Incentive Plan for the Chief Executive Officer); (ii) 6,826,439 shares of Nontransferable Class B Stock; (iii) 3,514,765 shares of a series of Preferred Stock designated the 9 1/4% Preferred Stock, Series B ("Series B Preferred Shares"); (iv) 486,800 shares of a series of Preferred Stock designated the Adjustable Rate Cumulative Preferred Stock, Series C ("Series C Preferred Shares"); and (v) 100,050 shares of a series of Preferred Stock designated the Series D Mandatory Conversion Premium Dividend Preferred Stock ("Series D Preferred Shares"), represented by 5,002,500 Depositary Shares ("Series D Depositary Shares") (each representing one-fiftieth of a Series D Preferred Share). There are no shares of Transferable Class B Stock outstanding. The Series B Preferred Shares, Series C Preferred Shares and the Series D Preferred Shares rank pari passu with each other and senior to the Common Stock and Class B Stock. For further information regarding the Common Stock and Class B Stock, including a description of the rights attached thereto, see "Common Stock and Class B Stock" below. For a description of the series of Preferred Stock of the Company currently outstanding, see "Series B Preferred Shares", "Series C Preferred Shares" and "Series D Preferred Shares" below.

  For a discussion of certain recent proposed amendments to the Articles of Incorporation and other proposed actions which would (i) increase the number of authorized shares of the Company's Common Stock and Nontransferable Class B Stock and (ii) effect a three-for-two stock split of outstanding shares of Common Stock and Class B Stock, see "The Company-- Recent Developments".

  The Prospectus Supplement relating to an offering of Common Stock will describe terms relevant thereto, including the number of shares offered, the initial offering price, market price and dividend information.

  The applicable Prospectus Supplement will describe the following terms of any Preferred Stock in respect of which this Prospectus is being delivered (to the extent applicable to such Preferred Stock): (i) the specific designation, number of shares, seniority and purchase price; (ii) any liquidation preference per share; (iii) any date of maturity; (iv) any redemption, repayment or sinking fund provisions; (v) any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined); (vi) any voting rights; (vii) if other than the currency of the United States of America, the currency or currencies including composite currencies in which such Preferred Stock is denominated and/or in which payments will or may be payable; (viii) the method by which amounts in respect of such Preferred Stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation; (ix) whether the Preferred Stock is convertible or exchangeable and, if so, the securities or rights into which such Preferred Stock is convertible or exchangeable (which may include other Preferred Stock, Debt Securities, Common Stock or other securities or rights of the Company (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which such conversions or exchanges will be effected including the initial conversion or exchange prices or rates, the conversion or exchange period and any other related provisions; (x) the place or places where dividends and other payments on the Preferred Stock will be payable; and (xi) any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

  As described under "Description of Depositary Shares", the Company may, at its option, elect to offer depositary shares ("Depositary Shares") evidenced by depositary receipts ("Depositary Receipts"), each representing an interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Preferred Stock Depositary (as defined herein).

  All shares of Preferred Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable.

COMMON STOCK AND CLASS B STOCK

  Dividends. Except as provided below, holders of Common Stock and Class B Stock are entitled to receive dividends and other distributions in cash, stock or property of the Company, when, as and if declared by the Board of Directors out of assets or funds of the Company legally available therefor and shall share equally on a per share basis in all such dividends and other distributions (subject to the rights of holders of Preferred Stock). If a cash dividend is paid on any of the Common Stock, the Nontransferable Class B Stock or the Transferable Class B Stock, a cash dividend also will be paid on the Common Stock, the Nontransferable Class B Stock and the Transferable Class B Stock, as the case may be. The amount of the cash dividend paid on each share of Class B Stock will be equal to 90% of the amount of the cash dividend paid on each share of Common Stock. In addition if holders of Common Stock receive shares of Common Stock in connection with stock dividends or stock splits, holders of Transferable Class B Stock will receive a proportionate number of shares of Transferable Class B Stock and holders of Nontransferable Class B Stock will receive a proportionate number of shares of Nontransferable Class B Stock.

  Voting Rights. At every meeting of shareholders, every holder of Common Stock is entitled to one vote per share and every holder of Class B Stock is entitled to 10 votes per share. All actions submitted to a vote of shareholders are voted upon by holders of Common Stock and Class B Stock voting together as a single class (subject to any voting rights which may be granted to holders of Preferred Stock) and a majority of the votes cast by such holders is required to approve any such action, except where other provision is made by law.

  In addition to any vote required by law, the holders of Common Stock and Class B Stock each vote separately as a class (i) on any merger or consolidation of the Company with or into any other corporation, or any sale, lease, exchange or other disposition of all or substantially all of the Company's assets to or with any other person or any dissolution of the Company (unless the other party to such merger or other transaction is a majority-owned subsidiary of the Company) and (ii) on any additional issuances of Class B Stock other than in connection with stock splits and stock dividends and exchanges of Nontransferable Class B Stock for Transferable Class B Stock. A majority of votes cast by the Common Stock and Class B Stock, each voting separately as a class, is required to approve any matters described above as to which holders of such shares have a separate class vote, unless, in the case of the events described in clause (i) above, a greater vote is required by law. In addition to any vote required by law, the affirmative vote of the holders of a majority of the shares of the Common Stock and the Nontransferable Class B Stock, each voting separately as a class, is required to approve any amendments to the Articles of Incorporation.

  Liquidation Rights. In the event of any Liquidation, the holders of Common Stock and Class B Stock are entitled to share equally in the assets available for distribution after payment of all liabilities and provision for the liquidation preference of any shares of Preferred Stock then outstanding.

  Class B Stock Conversion Rights. Each share of Class B Stock is convertible into one share of Common Stock at any time at the option of the holder. In addition, any transfer of shares of Nontransferable Class B Stock not permitted under the Articles of Incorporation will result in the conversion of such shares into shares of Common Stock.

  Exchange of Nontransferable Class B Stock. The Nontransferable Class B Stock is exchangeable in whole at the option of the Company at any time for Transferable Class B Stock. Holders of Nontransferable Class B Stock will receive one share of Transferable Class B Stock for each share of Nontransferable Class B Stock held by them at the time of the exchange.

  Miscellaneous. The holders of Common Stock and Class B Stock have no preemptive rights, cumulative voting rights or subscriptions rights. Except as described above, the Common Stock and Class B Stock have no conversion rights and are not subject to redemption.

  The transfer agent and registrar with respect to the Common Stock is The Bank of New York.

  All shares of Common Stock offered hereby, or issuable upon conversion, exchange or exercise of Securities, will, when issued, be fully paid and non-assessable.

  Mr. Eli Broad, Chairman, President and Chief Executive Officer of the Company, beneficially owns, as of July 31, 1995, 1,162,041 shares of Common Stock and 5,276,762 shares of Nontransferable Class B Stock, representing an aggregate of 55.2% of the voting power of the Company's outstanding stock.

SERIES B PREFERRED SHARES

  Dividends. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to the Series B Preferred Shares which may from time to time be issued by the Company, the holders of Series B Preferred Shares are entitled to receive, when, as and if the Board of Directors declares a dividend on the Series B Preferred Shares, out of assets legally available for dividends, cumulative preferential cash dividends from the issue date of the Series B Preferred Shares (June 29, 1992), accruing at the rate per Series B Preferred Share of $2.3125 per annum or $.5781 per quarter, payable quarterly in arrears on the 15th day of each March, June, September and December or, if any such date is not a business day, on the next succeeding business day.

  Dividends on the Series B Preferred Shares accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared, and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. Accumulated unpaid dividends do not bear interest.

  Liquidation Rights. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to Series B Preferred Shares, in the event of any liquidation, dissolution or winding-up of the business of the Company, whether voluntary or involuntary (any such event, a "Liquidation"), the holders of the Series B Preferred Shares, after payment or provision for payment of the debts and other liabilities of the Company, will be entitled to receive for each Series B Preferred Share, an amount equal to the sum of $25 and all accrued and unpaid dividends thereon, and no more. If, upon any Liquidation, there are insufficient assets to permit full payment of holders of Series B Preferred Shares and shares of any other class of outstanding Preferred Stock, the holders of Series B Preferred Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of Series B Preferred Shares and such other shares are respectively entitled upon Liquidation.

  Redemption. The Series B Preferred Shares are not redeemable prior to June 15, 1997. On and after such date, the Series B Preferred Shares are redeemable in cash at the option of the Company, in whole or in part, from time to time, at a redemption price of $25.00 per share plus accrued and unpaid dividends to the date fixed for redemption.

  The Series B Preferred Shares are not entitled to the benefits of any sinking fund.

  Voting Rights. The Series B Preferred Shares do not entitle holders thereof to voting rights, except (i) the Company may not alter any of the provisions of the Articles of Incorporation or the Articles Supplementary relating to the Series B Preferred Shares which would materially and adversely affect any right, preference or privilege of the Series B Preferred Shares without the affirmative vote of the holders of at least two-thirds of the Series B Preferred Shares outstanding at the time (voting separately as a class); provided, however, that any such alteration that would authorize, create or issue additional shares of Preferred Stock or any other shares of stock (whether or not already authorized) ranking senior to, on a parity with or junior to the Series B Preferred Shares as to dividends or on the distribution of assets upon Liquidation shall be deemed not to materially and adversely affect such rights, preferences or privileges, (ii) in the event dividends payable on the Series B Preferred Shares shall be in arrears in an aggregate amount equivalent to six full quarterly dividends (a "Series B Preferred Share Dividend Default") or (iii) as required by law. In the event of a Series B Preferred Share Dividend Default, the holders of the outstanding Series B Preferred Shares will be entitled to elect together with holders of all other outstanding classes of Preferred Stock ranking on a parity with the Series B Preferred Shares and entitled to participate in such election, voting as a single class, two directors at a special meeting called by the Board of Directors for such purpose. Such two directors shall serve until the full dividends accumulated on all outstanding Series B Preferred Shares and all other outstanding classes of Preferred Stock ranking on a parity with the Series B Preferred Shares are paid.

SERIES C PREFERRED SHARES

  Dividends. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to the Series C Preferred Shares which may from time to time be issued by the Company, the holders of the Series C Preferred Shares are entitled to receive, when, as and if the Board of Directors declares a dividend on the Series C Preferred Shares, out of assets legally available for dividends, cumulative preferential cash dividends accruing at an adjustable rate, payable quarterly in arrears on the 1st day of March, June, September or December of each year or, if such day is not a business day, on the next preceding business day, equal for each quarterly dividend period to .50% less than the highest of the "Three-Month Treasury Bill Rate," the "Ten Year Constant Maturity Rate" or the "Twenty Year Constant Maturity Rate" determined in advance of such dividend period. However, the rate may not be less than 7.00% per annum nor greater than 13.50% per annum. The current rate is 7.00%.

  Dividends on the Series C Preferred Shares accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared, and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. Accumulated unpaid dividends do not bear interest.

  Liquidation Rights. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to Series C Preferred Shares, in the event of any Liquidation, the holders of the Series C Preferred Shares, after payment or provision for payment of the debts and other liabilities of the Company, will be entitled to receive for each Series C Preferred Share, an amount equal to the sum of $100 and all accrued and unpaid dividends thereon, and no more. If, upon any Liquidation, there are insufficient assets to permit full payment of holders of Series C Preferred Shares and shares of any other class of outstanding Preferred Stock, the holders of Series C Preferred Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of Series C Preferred Shares and such other shares are respectively entitled upon Liquidation.

  Redemption. The Series C Preferred Shares are redeemable at any time at the option of the Company, in whole or in part, at $103 per share prior to March 1, 1996 and, thereafter, at $100 per share, plus in each case accrued and unpaid dividends to the redemption date.

  The Series C Preferred Shares are not entitled to the benefits of any sinking fund.

  Voting Rights. Each Series C Preferred Share is entitled to one-tenth of one vote per share on all matters submitted to a vote of the holders of the Company's Common Stock, voting as a single class with holders of Common Stock and with holders of any other class or series having the right to vote with the holders of Common Stock. In addition, if, on the date used to determine shareholders of record for any meeting of shareholders at which directors are to be elected, dividends on the Series C Preferred Shares or any other series of preferred stock ranking on a parity with the Series C Preferred Shares as to dividends are in arrears in an amount equal to at least six quarterly dividends (whether or not consecutive), holders of Series C Preferred Shares (separately as a class with other holders of affected Preferred Stock) are entitled to vote for and elect two directors of the Company. Each holder of Series C Preferred Shares has one vote for each share held in such circumstance.

  Without the consent or affirmative vote of the holders of at least two-thirds of the outstanding Series C Preferred Shares, voting separately as a class with all other affected series of Preferred Stock ranking on a parity either as to dividends or upon liquidation with the Series C Preferred Shares, the Company shall not authorize, create or issue, or increase the authorized amount of, any class or series of stock ranking prior to the Series C Preferred Shares as to dividends or upon liquidation (or any securities convertible into any such stock). The affirmative vote or consent of the holders of a least two-thirds of the outstanding Series C Preferred Shares, voting separately as a class with all other affected series of Preferred Stock, will be required for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of the Company's Articles or any articles supplemental thereto if the amendment, alteration or repeal adversely affects the preferences, rights, powers or privileges of the Series C Preferred Shares and any other Preferred Stock; provided, however, that in any case in which one or more, but not all, series of such class would be adversely affected as to the preferences, rights, powers or privileges thereof, the affirmative vote or consent of the holders of a least two-thirds of the votes entitled to be cast by the holders of shares of any series that would be adversely affected, voting as a class, shall be required in lieu thereof; excluding, however, an increase or decrease (but not to less than the then outstanding Series C Preferred Shares) in the aggregate number of authorized Series C Preferred Shares.

SERIES D PREFERRED SHARES

  Dividends. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to the Series D Preferred Shares which may from time to time be issued by the Company, the holders of

Series D Preferred Shares are entitled to receive, when, as and if the Board of Directors declares a dividend on the Series D Preferred Shares, out of assets legally available for dividends, cumulative preferential cash dividends from the date of issue of the Series D Preferred Shares (March 3, 1993), accruing at the rate per Series D Preferred Share of $139 per annum or $34.75 per quarter (equivalent to $2.78 per annum or $.695 per quarter for each Series D Depositary Share), payable quarterly in arrears.

  Dividends on the Series D Preferred Shares accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared, and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. Accumulated unpaid dividends will not bear interest.

  Mandatory Conversion of Series D Preferred Shares. On March 1, 1996 (the "Series D Mandatory Conversion Date"), each outstanding Series D Preferred Share will convert automatically into shares of Common Stock at the Series D Common Stock Equivalent Rate (as described below) in effect on the Series D Mandatory Conversion Date and the right to receive an amount in cash equal to all accrued and unpaid dividends on such Series D Preferred Share to and including the Series D Mandatory Conversion Date (the "Series D Mandatory Conversion"), subject to the rights of the Company to call Series D Preferred Shares prior to the Series D Mandatory Conversion. The Series D Common Equivalent Rate is currently fifty shares of Common Stock for each Series D Preferred Share (equivalent to one share of Common Stock for each Series D Depositary Share), subject to adjustment in the event of stock dividends, distribution of assets or certain other events.

  Immediately prior to the effectiveness of a Merger or Consolidation, each outstanding Series D Preferred Share will convert automatically into (i) shares of Common Stock at the Series D Common Equivalent Rate in effect on the effective date of the Merger or Consolidation, plus (ii) the right to receive an amount in cash equal to the accrued and unpaid dividends on such Series D Preferred Share to and including the effective date, plus (iii) the right to receive an amount in cash initially equal to $375 (equivalent to $7.50 for each Series D Depositary Share), declining by $.350150 (equivalent to $.007003 for each Series D Depositary Share) on each day following the date of issue of the Series D Preferred Shares (March 3, 1993) to $21 (equivalent to $.42 for each Series D Depositary Share) on January 1, 1996, and equal to zero thereafter, determined with reference to the effective date, unless sooner redeemed. At the option of the Company, it may deliver on the effective date, in lieu of some or all of the cash consideration described in clauses (ii) and (iii) of the preceding sentence, shares of Common Stock.

  Series D Preferred Shares are not convertible into Common Stock at the option of the holders thereof.

  Right to Call Series D Preferred Shares. Except as provided below, at any time or from time to time prior to the Series D Mandatory Conversation Date, the Company has the right to call the outstanding Series D Preferred Shares for redemption, in whole or in part, and to deliver to the holders thereof in exchange for each such Series D Preferred Share a number of shares of Common Stock equal to the Series D Call Price (as described below) on the redemption date divided by the current market price (as defined) of the Common Stock on the second trading day preceding the earlier of the commencement of the mailing of notice of such redemption to holders of the Series D Preferred Shares or the date such notice is published in accordance with the terms of the Series D Preferred Shares (the "Series D Notice Date") plus an amount in cash equal to accrued and unpaid dividends to and including the date of redemption. The Series D Call Price of each Series D Preferred Share declines by $.350150 (equivalent to $7.50 for each Series D Depositary Share) on each day following the date of original issue of the Series D Preferred Shares (March 3, 1993) from $2,872.50 (equivalent to $57.45 for each Series D Depositary Share) to $2,518.50 (equivalent to $50.37 for each Series D Depositary Share) on January 1, 1996, and will be $2,497.50 (equivalent to $49.95 for each Series D Depositary Share) thereafter.

  Liquidation Rights. Subject to the rights of holders of other classes of stock ranking on a parity with or senior to the Series D Preferred Shares, in the event of any Liquidation, the holders of Series D Preferred

Shares, after payment or provision for payment of the debts and other liabilities of the Company, will be entitled to receive, for each Series D Preferred Share, an amount equal to the sum of (i) $1,850 (equivalent to $37.00 for each Series D Depositary Share) and (ii) all accrued and unpaid dividends thereon, and no more. If, upon any such liquidation, there are insufficient assets to permit full payment to holders of Series D Preferred Shares and shares of any class of outstanding Preferred Stock, the holders of Series D Preferred Shares and such other shares shall be paid ratably in proportion to the full distributable amounts to which holders of Series D Preferred Shares and such other shares are respectively entitled.

  The Series D Preferred Shares are not entitled to the benefits of any sinking fund.

  Voting Rights. The Series D Preferred Shares do not entitle holders thereof to voting rights, except (i) the Company may not alter any of the provisions of the Articles of Incorporation or the Articles Supplementary relating to the Series D Preferred Shares which would materially and adversely affect any right, preference or privilege of the Series D Preferred Shares without the affirmative vote of the holders of at least two-thirds of the shares of Series D Preferred Shares outstanding at the time (voting separately as a class); provided, however, that any such alteration that would authorize, create or issue any additional shares of Preferred Stock or any other shares of stock (whether or not already authorized) ranking senior to, on a parity with or junior to the Series D Preferred Shares as to dividends or on the distribution of assets upon Liquidation shall be deemed not to materially and adversely affect such rights, preferences or privileges, (ii) in the event dividends payable on the Series D Preferred Shares shall be in arrears in an aggregate amount equivalent to six full quarterly dividends (a "Series D Preferred Share Dividend Default") or (iii) as required by law. In the event of a Series D Preferred Share Dividend Default, the holders of the outstanding Series D Preferred Shares will be entitled to elect together with holders of all other outstanding classes of Preferred Stock ranking on a parity with Series D Preferred Shares and entitled to participate in such election, voting as a single class, two directors at a special meeting called by the Board of Directors for such purpose. Such two directors shall serve until the full dividends accumulated on all outstanding Series D Preferred Shares and all other outstanding classes of Preferred Stock ranking on a parity with the Series D Preferred Shares are paid.

                        DESCRIPTION OF DEPOSITARY SHARES

  The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts summarizes the material terms of the Deposit Agreement and of the Depositary Shares and Depositary Receipts, and is qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts relating to each series of the Preferred Stock.

GENERAL

  The Company may, at its option, elect to have shares of Preferred Stock be represented by Depositary Shares. The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company (the "Preferred Stock Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Preferred Stock Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all the rights, preferences and privileges of the Preferred Stock represented thereby (including dividend, voting, redemption, conversion, exchange and liquidation rights).

  The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement, each of which will represent the applicable interest in a number of shares of a particular series of the Preferred Stock described in the applicable Prospectus Supplement.

  A holder of Depositary Shares will be entitled to receive the shares of Preferred Stock (but only in whole shares of Preferred Stock) underlying such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the whole number of shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Preferred Stock Depositary will distribute all cash dividends or other cash distributions in respect of the Preferred Stock to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders.

  In the event of a distribution other than in cash in respect to the Preferred Stock, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including sale (at public or private sale) of such property and distribution of the net proceeds from such sale to such holders.

  The amount so distributed in any of the foregoing cases will be reduced by any amount required to be withheld by the Company or the Preferred Stock Depositary on account of taxes.

CONVERSION AND EXCHANGE

  If any Preferred Stock underlying the Depositary Shares is subject to provisions relating to its conversion or exchange as set forth in the Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares pursuant to the terms thereof.

REDEMPTION OF DEPOSITARY SHARES

  If Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the aggregate redemption price payable with respect to the number of shares of Preferred Stock underlying the Depositary Shares. Whenever the Company redeems Preferred Stock from the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date a proportionate number of Depositary Shares representing the shares of Preferred Stock that were redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Company.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the redemption price upon such redemption. Any funds deposited by the Company with the Preferred Stock Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to the Company after a period of two years from the date such funds are so deposited.

VOTING

  Upon receipt of notice of any meeting at which the holders of any shares of Preferred Stock underlying the Depositary Shares are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice to the record holders of the Depositary Receipts. Each record holder of such Depositary Receipts on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the Preferred Stock to the extent it does not receive specific written instructions from holders of Depositary Receipts representing such Preferred Stock.

RECORD DATE

  Whenever (i) any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the Preferred Stock, or (ii) the Preferred Stock Depositary shall receive notice of any meeting at which holders of Preferred Stock are entitled to vote or of which holders of Preferred Stock are entitled to notice, or of the mandatory conversion of or any election on the part of the Company to call for the redemption of any Preferred Stock, the Preferred Stock Depositary shall in each such instance fix a record date (which shall be the same as the record date for the Preferred Stock) for the determination of the holders of Depositary Receipts (x) who shall be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof or (y) who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting or of such redemption or conversion, subject to the provisions of the Deposit Agreement.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment which imposes or increases any fees, taxes or other charges payable by the holders of Depositary Receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under "Charges of Preferred Stock Depositary"), or which otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 90 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts.

  Whenever so directed by the Company, the Preferred Stock Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Preferred Stock Depositary may likewise terminate the Deposit Agreement if at any time 45 days shall have expired after the Preferred Stock Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Preferred Stock Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Preferred Stock Depositary will continue (i) to collect dividends on the Preferred Stock and any other distributions with respect thereto and (ii) to deliver the Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Preferred Stock Depositary may sell the Preferred Stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered.

CHARGES OF PREFERRED STOCK DEPOSITARY

  The Company will pay all charges of the Preferred Stock Depositary including charges in connection with the initial deposit of the Preferred Stock, the initial issuance of the Depositary Receipts, the distribution of information to the holders of Depositary Receipts with respect to matters on which Preferred Stock is entitled to vote, withdrawals of the Preferred Stock by the holders of Depositary Receipts or redemption or conversion of the Preferred Stock, except for taxes (including transfer taxes, if any) and other governmental charges and such other charges as are expressly provided in the Deposit Agreement to be at the expense of holders of Depositary Receipts or persons depositing Preferred Stock.

MISCELLANEOUS

  The Preferred Stock Depositary will make available for inspection by holders of Depositary Receipts at its Corporate Office and its New York Office, all reports and communications from the Company which are delivered to the Preferred Stock Depositary as the holder of Preferred Stock.

  Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Preferred Stock Depositary under the Deposit Agreement are limited to performing its duties thereunder without negligence or bad faith. The obligations of the Company under the Deposit Agreement are limited to performing its duties thereunder in good faith. Neither the Company nor the Preferred Stock Depositary is obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary are entitled to rely upon advice of or information from counsel, accountants or other persons believed to be competent and on documents believed to be genuine.

  The Preferred Stock Depositary may resign at any time or be removed by the Company, effective upon the acceptance by its successor of its appointment; provided, that if a successor Preferred Stock Depositary has not been appointed or accepted such appointment within 45 days after the Preferred Stock Depositary has delivered a notice of election to resign to the Company, the Preferred Stock Depositary may terminate the Deposit Agreement. See "Amendment and Termination of Deposit Agreement" above.

                            DESCRIPTION OF WARRANTS

GENERAL

  The Company may issue Warrants to purchase Securities, and such Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement are set forth in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will describe the terms of any Warrants in respect of which this Prospectus is being delivered, including the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the currency or currencies, including composite currencies, in which the price of such Warrants may be payable; (v) the designation and terms of the Securities purchasable upon exercise of such Warrants; (vi) the price at which and the currency or currencies, including composite currencies, in which the Securities purchasable upon exercise of such Warrants may be purchased; (vii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (viii) whether such Warrants will be issued in registered form or bearer form; (ix) if applicable, the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (xi) if applicable, the date on and after which such Warrants and the related Securities will be separately transferable; (xii) information with respect to book-entry procedures, if any; (xiii) if applicable, a discussion of certain United States federal income tax considerations; and (xiv) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

  The Company may sell the Securities being offered hereby directly or through agents, underwriters or dealers.

  Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. The Company may also sell Securities to an agent as principal. Agents may be entitled to, under agreements which may be entered into with the Company, indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If any underwriters are utilized in the sale of Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketing thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

  Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Securities will be passed upon for the Company by Susan L. Harris, Vice President and General Counsel--Corporate Affairs of the Company, and by Davis Polk & Wardwell, New York, New York. Ms. Harris and Davis Polk & Wardwell will rely as to matters of Maryland law on Piper & Marbury L.L.P., Baltimore, Maryland. Ms. Harris holds stock, restricted stock and options to purchase stock granted under the Company's employee stock plans, which in the aggregate represent less than 1% of the Company's Common Stock. David W. Ferguson, a partner of Davis Polk & Wardwell, is a director of First SunAmerica Life Insurance Company, a subsidiary of the Company.

                                    EXPERTS

  The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 ERISA MATTERS

  The Company and certain affiliates of the Company, including Anchor and SunAmerica Life, may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Securities are acquired by a pension or other employee benefit plan with respect to which the Company or any of its affiliates is a service provider, unless such Securities are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Any such pension or employee benefit plan proposing to invest in the Securities should consult with its legal counsel.

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 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED, OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SE-CURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY JU-RISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----
Prospectus Supplement Summary.............................................  S-3
Common Stock Price Range and Dividends....................................  S-8
Capitalization............................................................  S-9
Use of Proceeds...........................................................  S-9
Selected Consolidated Financial Data...................................... S-10
Description of the Series E Shares and the
 Depositary Shares........................................................ S-12
Federal Income Tax Considerations......................................... S-19
Underwriting.............................................................. S-22
Legal Matters............................................................. S-23

                                  PROSPECTUS
                                                                           PAGE
                                                                           ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    4
Recent Developments.......................................................    4
Use of Proceeds...........................................................    4
Consolidated Ratio of Earnings to Fixed Charges and Earnings to Combined
 Fixed Charges and Preferred Stock Dividends..............................    5
Description of Debt Securities............................................    6
Description of Capital Stock..............................................   14
Description of Depositary Shares..........................................   20
Description of Warrants...................................................   23
Plan of Distribution......................................................   24
Legal Matters.............................................................   25
Experts...................................................................   25
ERISA Matters.............................................................   25

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                             LOGO SUNAMERICA INC.

                               4,000,000 SHARES

                                SUNAMERICA INC.
                            $3.10 DEPOSITARY SHARES

  EACH REPRESENTING ONE-FIFTIETH OF A SHARE OF SERIES E MANDATORY CONVERSION
                       PREMIUM DIVIDEND PREFERRED STOCK

                            -----------------------

                             PROSPECTUS SUPPLEMENT

                            -----------------------

                              MERRILL LYNCH & CO.
                             MORGAN STANLEY & CO.
                                 INCORPORATED
                             GOLDMAN, SACHS & CO.

                               OCTOBER 26, 1995

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